                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             Wickes Lumber Company
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   967446105
                                 (CUSIP Number)

                            T. Malcolm Graham, Esq.
                Kirschner, Main, Petrie, Graham, Tanner & Demont
                       One Independent Drive, Suite 2000
                          Jacksonville, Florida  32202
                                 (904) 354-4141
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                January 11, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:    Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Acts (however, see the Notes).

CUSIP NO. 967446105

--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

                                        Riverside Group, Inc.

--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)

--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

                                                        WC; OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Itmes 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

                                                        Florida

--------------------------------------------------------------------------------
 Number of Shares            7)  Sole Voting Power............2,749,219*
 Benficially Owned by        8)  Shared Voting Power..........1,468,069
 Reporting Person:           9)  Sole Dispositive Power.......Same as #7
                             10) Shared Dispositive Power.....Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     4,217,288*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                                                       55.2

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

                                                          CO
--------------------------------------------------------------------------------

-------------------
         * Includes 2,000,000 shares acquirable pursuant to Stock Purchase Agreement with the Issuer.

CUSIP NO. 967446105

--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

                     American Financial Acquisition Corporation

--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)

--------------------------------------------------------------------------------
3) Sec Use Only


--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

                                                         WC; OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Itmes 2(d) or 2(e)


--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

                                                       Delaware

--------------------------------------------------------------------------------
Number of Shares            7)  Sole Voting Power.............0
Benficially Owned by        8)  Shared Voting Power..........1,468,069
Reporting Person:           9)  Sole Dispositive Power.......Same as #7
                            10) Shared Dispositive Power.....Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                       1,468,069

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                                                           26.0

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

                                                             CO
--------------------------------------------------------------------------------

CUSIP NO. 967446105

--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

                       American Founders Life Insurance Company

--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)

--------------------------------------------------------------------------------
3) Sec Use Only


--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

                                                        WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Itmes 2(d) or 2(e)


--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

                                               Texas

--------------------------------------------------------------------------------
 Number of Shares            7)  Sole Voting Power.............0
 Benficially Owned by        8)  Shared Voting Power..........951,486
 Reporting Person:           9)  Sole Dispositive Power.......Same as #7
                             10) Shared Dispositive Power.....Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                               951,486

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                                               16.9

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

                                               IC
--------------------------------------------------------------------------------

         This Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this Statement relates is common stock, par value $0.01 per share, ("Common Stock"), issued by Wickes Lumber Company, a Delaware corporation ("Wickes"), the principal executive offices of which are located at 7601 Deerpath Drive, Vernon Hills, Illinois 60061.


ITEM 2.  IDENTITY AND BACKGROUND.

         The names of the persons filing this Statement are: Riverside Group, Inc. ("Riverside"), a Florida corporation principally engaged through subsidiaries in retailing and distributing building materials, the address of the principal business and office of which is 7800 Belfort Parkway, Jacksonville, Florida 32256; American Financial Acquisition Corporation ("AFAC"), a Delaware corporation principally engaged in the ownership of insurance companies, the address of the principal business and office of which is 2720 East Camelback Road, Phoenix, Arizona 85016; and American Founders Life Insurance Company ("AFL"), a Texas stock life insurance company the address of the principal business and office of which is 2720 East Camelback Road, Phoenix, Arizona 85016. The executive officers and directors of Riverside, AFAC and AFL (together with their principal occupations and business addresses) are set forth on Schedule 1 hereto.

         Riverside is controlled by Wilson Financial Corporation, a Florida corporation principally engaged in investment operations, the address of the principal business and office of which is 7800 Belfort Parkway, Jacksonville, Florida 32256. The executive officers and directors of Wilson Financial (together with their principal occupations and business addresses) are set forth on Schedule 1 hereto. Wilson Financial is controlled by Mr. J. Steven Wilson, information with respect to whom is set forth on Schedule 1 hereto.

         All the individuals listed pursuant to this Item 2 are United States citizens with their business addresses at 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256.

         No person listed pursuant to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and no such person has been during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amount of funds or other consideration to be used in the acquisition to which this Statement relates will be $10,000,000 to be derived from Riverside's general corporate funds, including funds to be derived from the proposed sale by Riverside of its American Founders Life Insurance Company subsidiary.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of securities by Riverside was to increase Riverside's investment in Wickes, which Riverside currently controls.

         Pursuant to a Stock Purchase Agreement between Riverside and Wickes dated January 11, 1996 (the "Stock Purchase Agreement", Riverside agreed to acquire 2,000,000 newly-issued shares of Common Stock for $10,000,000 in cash. The terms of the definitive agreement were approved and recommended to the Boards of Directors of Riverside and Wickes by committees comprised of the independent directors of each company. Wickes' board committee also received the opinion of its financial advisor to the effect that the transaction is fair, from a financial point of view, to Wickes. Closing of the Stock Purchase Agreement is subject to, among other things, completion by Riverside of the sale of AFL and completion by Wickes of a satisfactory amendment of its bank revolving credit agreement. The foregoing is a summary of certain provisions of the Stock Purchase Agreement and is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as Exhibit A hereto.
Subject to the foregoing, Riverside, AFAC and AFL may from time to time seek to acquire additional shares of Common Stock subject to availability at prices deemed attractive, or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On the date hereof, Riverside and its subsidiaries directly own 2,217,288 shares of Common Stock, or approximately 39.3 percent of the outstanding shares of Common Stock. Of these 2,217,288 shares,749,219, 516,583 and 951,486 are directly owned by Riverside, AFAC and AFL, respectively. Following the purchase contemplated by the Stock Purchase Agreement, Riverside will beneficially own 4,217,288 shares, or approximately 55.2% percent, of the outstanding shares of Common Stock.

         Schedule 1 lists the shares of Common Stock beneficially owned by the persons listed pursuant to Item 2 hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         For information concerning the Stock Purchase Agreement, see Item 4 hereof and the copy of the Stock Purchase Agreement included as Exhibit A hereto.

         Riverside and its subsidiary, American Financial Acquisition Corporation ("AFAC"), Wickes and Bankers Trust (Delaware) ("BT") are parties to an agreement dated September 20, 1993. Among other things, pursuant to this agreement (i) a representative of BT is entitled to notice of and to attend meetings of Wickes' Board of Directors, (ii) Riverside and AFAC agreed, until BT owns less than 5 percent of both classes of Wickes' common stock in the aggregate (collectively, "Wickes Stock") and is eligible to effect sales under Rule 144(k), in connection with any cumulative sales of Common Stock by Riverside and AFAC in excess of 5 percent of outstanding Wickes Stock to provide BT the same opportunity pro rata opportunity to sell shares of Wickes Stock held by BT.

         The 749,219 shares of Common Stock presently directly owned by Riverside and the 516,583 shares of Common Stock presently directly owned by AFAC are pledged to secure indebtedness of AFAC pursuant to a loan agreement with First Interstate Bank of California, N.A. and Bank of Montreal.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached as exhibits hereto are the following:

 Exhibit                                  Description
 -------       -----------------------------------------------------------------
   A           Stock Purchase Agreement dated January 12, 1996 between Riverside
               Group, Inc. and Wickes Lumber Company

   B BT/Riverside Agreement between Riverside Group, Inc., American Financial Acquisition Corporation and Bankers Trust (Delaware) dated September 20, 1993

   C Pledge Security Agreement dated April 19, 1994 between AFAC/Riverside Group, Inc. and First Interstate Bank of California, N.A. and Bank of Montreal.

   D Pledge Security Agreement dated April 19, 1994 between AFAC and First Interstate Bank of California, N.A. and Bank of Montreal.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 19, 1996                   RIVERSIDE GROUP, INC.


                                           By:________________________________
                                                Wayne A. Schreck
                                                Executive Vice President

                                                                      Schedule 1
                                                                 to Schedule 13D

EXECUTIVE OFFICERS AND DIRECTORS OF RIVERSIDE

-----------------------------------------------------------------------------------------------------------
        NAME                 PRINCIPAL OCCUPATION AND BUSINESS    SHARES OF COMMON STOCK BENEFICIALLY OWNED
                             ADDRESS
-----------------------------------------------------------------------------------------------------------
J. Steven Wilson             Chairman, President and Chief                       16,000 (1), (2)
                             Executive Officer
                             7800 Belfort Pkwy.
                             Jacksonville, FL 32256

-----------------------------------------------------------------------------------------------------------
Kenneth M. Kirschner         Vice Chairman, and Secretary                          17,466 (3)
                             One Independent Dr.
                             Jacksonville, FL 32209

-----------------------------------------------------------------------------------------------------------
Edward M. Carey              Director                                                  500
                             214 Atlantic Ave.
                             Brooklyn, NY 11201

-----------------------------------------------------------------------------------------------------------
Frederick H. Schultz         Director                                              107,927 (4)
                             50 N. Laura St., #2725
                             Jacksonville, FL 32202

-----------------------------------------------------------------------------------------------------------
Varina M. Steuert            Director                                                  500
                             25 Old Farm Rd.
                             Darien, CT 06820

-----------------------------------------------------------------------------------------------------------
C. Herman Terry              Director                                                 None
                             2216 Riverplace Tower
                             Jacksonville, FL 32207

-----------------------------------------------------------------------------------------------------------
Wayne A. Schreck             Executive Vice President                                  800
                             2720 E. Camelback Rd.
                             Phoenix, AZ 85016
-----------------------------------------------------------------------------------------------------------

(1) Excludes shares beneficially owned by Riverside, which Mr. Wilson may be deemed to control.
(2)  Includes 16,000 shares presently acquirable under employee stock options.
(3)  Includes 7,100 shares presently acquirable under employee stock options.
(4)  Includes 1,777 shares presently acquirable under director stock options.

EXECUTIVE OFFICERS AND DIRECTORS OF AFAC

-----------------------------------------------------------------------------------------------------------
        NAME                 PRINCIPAL OCCUPATION AND BUSINESS    SHARES OF COMMON STOCK BENEFICIALLY OWNED
                             ADDRESS
-----------------------------------------------------------------------------------------------------------
J. Steven Wilson             See Above                                   See Above

-----------------------------------------------------------------------------------------------------------
Kenneth M. Kirschner         See Above                                   See Above

-----------------------------------------------------------------------------------------------------------
Wayne A. Schreck             See Above                                   See Above
-----------------------------------------------------------------------------------------------------------

Executive Officers and Directors of AFL



--------------------------------------------------------------------------------------
        NAME                  PRINCIPAL OCCUPATION AND          SHARES OF COMMON STOCK
                              BUSINESS ADDRESS                  BENEFICIALLY OWNED
--------------------------------------------------------------------------------------
J. Steven Wilson                     See Above                       See Above

Kenneth M. Kirschner                 See Above                       See Above

Wayne A. Schreck                     See Above                       See Above

Duane T. Miller               Executive Vice President                 None
                              2720 East Camelback Rd.
                              Phoenix, AZ 85016
Robert C. Schumacher          Executive Vice President                 2,500
                              2720 East Camelback Rd.
                              Phoenix, AZ 85016


Executive Officer and Sole Director of Wilson Financial

--------------------------------------------------------------------------------------
        NAME                  PRINCIPAL OCCUPATION AND          SHARES OF COMMON STOCK
                              BUSINESS ADDRESS                  BENEFICIALLY OWNED
--------------------------------------------------------------------------------------
J. Steven Wilson                     See Above                       See Above

                                                                       EXHIBIT A





                            STOCK PURCHASE AGREEMENT

                                    BETWEEN

                             RIVERSIDE GROUP, INC.

                                      AND

                             WICKES LUMBER COMPANY


                          DATED AS OF JANUARY 11, 1996



================================================================================

                                                                       EXHIBIT A





                                     INDEX

                                                                   Page
I.    SALE OF SHARES; PURCHASE PRICE  . . . . . . . . . . . . .      1
        1.1  Sale of Shares.  . . . . . . . . . . . . . . . . .      1
        1.2  Purchase Price; Payment. . . . . . . . . . . . . .      1

II.   REPRESENTATIONS AND WARRANTIES OF THE SELLER  . . . . . .      1
        2.1  Organization and Good Standing . . . . . . . . . .      2
        2.2  Authority Relative to Agreement, Etc.  . . . . . .      2
        2.3  Effect of Agreement  . . . . . . . . . . . . . . .      2
        2.4  The Shares . . . . . . . . . . . . . . . . . . . .      3
        2.5  Opinions of Financial Advisor  . . . . . . . . . .      3
        2.6  Brokers, Finders, etc. . . . . . . . . . . . . . .      3

III.  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER . . . . .      3
        3.1  Organization and Good Standing . . . . . . . . . .      3
        3.2  Authority Relative to Agreement, Etc.  . . . . . .      4
        3.3  Effect of Agreement, Etc.  . . . . . . . . . . . .      4
        3.4  Investment Representations.  . . . . . . . . . . .      4
        3.5  Brokers, Finders, etc. . . . . . . . . . . . . . .      5

IV.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER  . .      5
        4.1  Accuracy of Representations and Warranties . . . .      5
        4.2  No Restraint or Litigation . . . . . . . . . . . .      5
        4.3  No Defaults. . . . . . . . . . . . . . . . . . . .      6
        4.4  Officer's Certificate  . . . . . . . . . . . . . .      6
        4.5  Sale of AFLIC  . . . . . . . . . . . . . . . . . .      6
        4.6  Registration Rights Agreement  . . . . . . . . . .      6
        4.7  Seller Credit Agreement. . . . . . . . . . . . . .      6
        4.8  HSR Act  . . . . . . . . . . . . . . . . . . . . .      6

V.    CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER . . . .      6
        5.1  Accuracy of Representations and Warranties.  . . .      6
        5.2  No Restraint or Litigation.  . . . . . . . . . . .      7
        5.3  Officer's Certificates . . . . . . . . . . . . . .      7
        5.4  HSR Act. . . . . . . . . . . . . . . . . . . . . .      7
        5.5  Credit Agreement Amendment.  . . . . . . . . . . .      7

VI.   CLOSING . . . . . . . . . . . . . . . . . . . . . . . . .      7
        6.1  Closing Date.  . . . . . . . . . . . . . . . . . .      7
        6.2  Seller Closing Documents.  . . . . . . . . . . . .      7
        6.3  Purchaser Closing Documents. . . . . . . . . . . .      8
        6.4  Proceedings. . . . . . . . . . . . . . . . . . . .      8

                                                                       EXHIBIT A


                                                                   Page
VII.  TERMINATION . . . . . . . . . . . . . . . . . . . . . . .      8
        7.1  Termination  . . . . . . . . . . . . . . . . . . .      8
        7.2  Effect of Termination  . . . . . . . . . . . . . .      9

VIII.   MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . .      9
        8.1  Waivers and Amendments.  . . . . . . . . . . . . .      9
        8.2  Fees and Expenses  . . . . . . . . . . . . . . . .      9
        8.3  Notices. . . . . . . . . . . . . . . . . . . . . .     10
        8.4  Entire Agreement.  . . . . . . . . . . . . . . . .     10
        8.5  Binding Effect; Benefits.  . . . . . . . . . . . .     10
        8.6  Assignability. . . . . . . . . . . . . . . . . . .     10
        8.7  Specific Performance.  . . . . . . . . . . . . . .     10
        8.8  Representations and Warranties.  . . . . . . . . .     11
        8.9  Applicable Law.  . . . . . . . . . . . . . . . . .     11
        8.10 Section and Other Headings.  . . . . . . . . . . .     11
        8.11 Counterparts.  . . . . . . . . . . . . . . . . . .     11

                                                                       EXHIBIT A

                            STOCK PURCHASE AGREEMENT


                 STOCK PURCHASE AGREEMENT, dated as of January 11, 1996, by and between Wickes Lumber Company, a Delaware corporation ("Seller"), and Riverside Group, Inc., a Florida corporation ("Purchaser").

                                  WITNESSETH:

                 WHEREAS, on the Closing Date (as hereinafter defined), Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, 2,000,000 shares (the "Shares") of common stock, par value $.01 per share, of Seller, upon the terms and subject to the conditions set forth herein.

                 NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:


I. SALE OF SHARES; PURCHASE PRICE

         1 Sale of Shares. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Seller shall sell and deliver to Purchaser, and Purchaser shall purchase from Seller, the Shares.

         2 Purchase Price; Payment.

                 (a) The aggregate purchase price (the "Purchase Price") for the Shares shall be Ten Million Dollars ($10,000,000).

                 (b) On the Closing Date, Purchaser shall pay to Seller the Purchase Price, by wire transfer of immediately available funds to a bank account designated by Seller.


II. REPRESENTATIONS AND WARRANTIES OF THE SELLER

         Seller hereby represents and warrants to Purchaser as follows:

         1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power to own, operate and lease its properties and carry on its business as the same is now being conducted.

                                                                       EXHIBIT A





         2 Authority Relative to Agreement, Etc. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The transactions contemplated hereby have been recommended by the Related Party Committee of the Company's Board of Directors (the "Related Party Committee") to the Board of Directors for its approval and found by such Committee to be on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction on an arms-length basis from a person that is not an affiliate of Seller. The entire Board of Directors of the Company has authorized the execution and delivery by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby, constituting all necessary corporate action on the part of Seller. The execution and delivery by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby (i) except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), do not require the consent, waiver, approval, license or authorization of any person or governmental authority or filing with any governmental authority, (ii) do not violate any provision of law applicable to Seller and (iii) do not conflict with or result in a breach of any provision of, or constitute a default or give rise to a right of termination or acceleration under, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Seller or its subsidiaries pursuant to, the Restated Certificate of Incorporation or By-laws of Seller, any material mortgage, lease or agreement or any order, judgment or decree, to which Seller or any of its subsidiaries is a party or by which any of the assets or properties of Seller or any of its subsidiaries may be bound (assuming for the purposes of this Section
2.2 that the notice required to be given by Seller pursuant to Section 8.12(b) of Seller's Credit Agreement (as defined in Section 4.7 hereof) is or has been given to the Agent thereunder in accordance with the requirements of such
Section 8.12(b)), except where failure to obtain such consent, waiver, approval, license or authorization, such violation of law or the occurrence of such conflict, breach, default, right, lien, charge or encumbrance, would not have a material adverse effect on (i) the ability of this parties to perform their respective obligations under this Agreement, (ii) the ability of Purchaser to exercise full rights of ownership of the Shares after purchase pursuant to the terms of this Agreement or

                                                                       EXHIBIT A





(iii) the business, assets, results of operations or financial condition of Seller and its subsidiaries taken as a whole.

         3 Effect of Agreement. This Agreement has been duly executed and delivered by Seller and (assuming the due authorization, execution and delivery by Purchaser) constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights and remedies generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or at equity).

         4 The Shares. The Shares, when issued in accordance with the terms of this Agreement, will be validly authorized, issued and delivered, free and clear of all liens, claims and encumbrances, and fully paid and nonassessable.

         5 Opinions of Financial Advisor. Seller has received the following opinions of Donaldson Lufkin & Jenrette ("DLJ"), financial advisor to the Related Party Committee of Seller's Board of Directors: (i) that, as of the date of this Agreement, the consideration to be received by the Seller for the sale of the Shares pursuant to this Agreement is fair, from a financial point of view, to Seller and (ii) that, as of the date of this Agreement, the sale of the Shares contemplated hereby is on terms that are no less favorable to Seller than those that might reasonably have been obtained in a comparable transaction on an arm-length basis from a person that is not an affiliate of Seller.

         6 Brokers, Finders, etc. Seller has not employed any broker, finder, consultant or other advisor in connection with the sale of the Shares who would have a valid claim for a fee or commission from Purchaser in connection with such transaction.



III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                                                                       EXHIBIT A





         Purchaser hereby represents and warrants to Seller as follows:

         1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and has all requisite corporate power to own, operate and lease its properties and carry on its business as the same is now being conducted.

         2 Authority Relative to Agreement, Etc. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution and delivery by Purchaser of this Agreement, and the consummation by Purchaser of the transactions contemplated hereby, have been authorized by all necessary corporate action on the part of Purchaser and
(i) except for applicable requirements of the HSR Act, do not require the consent, waiver, approval, license or authorization of any person or filing with any public authority, (ii) do not violate any provision of law applicable to Purchaser and (iii) do not conflict with or result in a breach of any provision of, or constitute a default or give rise to a right of termination or acceleration under, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Purchaser pursuant to, the Articles of Incorporation or By-laws of Purchaser or material mortgage, lease or agreement or any order, judgment, or decree to which Purchaser is a party or by which any of its assets or properties may be bound, except where failure to obtain such consent, waiver, approval, license or authorization, such violation of law or the occurrence of such conflict, breach, default, right, lien, charge or encumbrance, would not have a material adverse effect on (i) the ability of the parties to perform their respective obligations under this Agreement or (ii) the business, assets, results of operations or financial condition of Purchaser and its subsidiaries taken as a whole.

         3 Effect of Agreement, Etc. This Agreement has been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by Seller) constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by

                                                                       EXHIBIT A





bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or at equity).

         4 Investment Representations. The Shares to be purchased by Purchaser hereunder are being purchased by it as principal solely for its own account, for investment purposes only and not with a view to the distribution thereof in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities law, and Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment as contemplated hereby. Purchaser hereby acknowledges that the Shares have not been registered under the Securities Act or any other securities law and may not be sold in the United States except pursuant to a registration statement effective under the Securities Act or pursuant to an exemption from registration under the Securities Act, and in compliance with all other applicable securities laws. Purchaser agrees that the Shares may bear the following legend:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO THE SHARES OFFERED THEREBY, WHICH REGISTRATION STATEMENT IS CURRENT OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT AN EXEMPTION UNDER SUCH ACT EXISTS OR (C) OTHER EVIDENCE SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED WITH RESPECT TO THE PROPOSED SALE OR TRANSFER.

         5 Brokers, Finders, etc. Purchaser has not employed any broker, finder, consultant or other advisor in connection with the transactions contemplated hereby who would have a valid claim for a fee or commission from Seller in connection with such transactions.

                                                                       EXHIBIT A





IV. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER

         The obligations of Purchaser to effect the transactions contemplated by this Agreement shall, at the option of Purchaser, be subject to the satisfaction, on or prior to the Closing Date (as hereinafter defined), of the following conditions:

 .1       Accuracy of Representations and Warranties. Each of the representations and warranties of Seller contained herein shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though the same had been made on and as of the Closing Date.

 .2       No Restraint or Litigation. No party hereto shall be legally enjoined by any injunction or court order from consummating the transactions contemplated by this Agreement, and no proceeding shall have been commenced by any governmental authority seeking to enjoin the consummation of the transactions contemplated hereby.

 .3       No Material Adverse Change. Seller shall not have suffered after the date of this Agreement any material adverse change to its financial condition from such condition as of the date of this Agreement.

 .4       Officer's Certificate. Purchaser shall have received a certificate from the Seller to the effect set forth in Sections 4.1 and 4.3 hereof, dated the Closing Date, signed by a duly authorized officer of Seller.

 .5       Sale of AFLIC. Purchaser shall have consummated the sale of American
Founders Life Insurance Company ("AFLIC").

 .6       Registration Rights Agreement. Seller shall have executed and delivered to Purchaser the Registration Rights Agreement in the form of Exhibit A hereto.

 .7       Seller Credit Agreement. Purchaser shall be reasonably satisfied that
Seller shall have entered into an amendment (the "Credit Agreement Amendment") to its Credit Agreement, dated October 22, 1993 ("Seller's Credit

                                                                       EXHIBIT A





Agreement"), with each of the financial institutions signatory thereto, BT Commercial Corporation, as agent for such financial institutions, and Bankers Trust Company, as issuing bank, substantially in accordance with the terms and provisions set forth in Exhibit B hereto and such Credit Agreement Amendment shall have been duly executed by Seller and the other parties to the Seller's Credit Agreement and shall be in full force and effect (provided that this condition shall not apply unless any objection by Purchaser to such Credit Agreement Amendment shall be delivered to Seller in accordance with the provisions of Section 8.3 hereof within one business day of the execution of the Credit Agreement Amendment by the parties thereto).

 .8       HSR Act. Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

V.         CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

         The obligations of Seller to effect the sale of the Shares shall, at the option of Seller, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

         1 Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser contained herein shall be true and correct in all material respects as of the Closing Date, with the same force and effect as though the same had been made on and as of the Closing Date.

         2 No Restraint or Litigation. No party hereto shall be legally enjoined by any injunction or court order from consummating the transactions contemplated by this Agreement, and no proceeding shall have been commenced by any governmental authority seeking to enjoin the consummation of the transactions contemplated hereby.

         3 Officer's Certificates. Seller shall have received a certificate from Purchaser to the effect set forth in Section 5.1 hereof, dated the Closing Date, signed by a duly authorized officer of Purchaser.

                                                                       EXHIBIT A





         4 HSR Act. Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

         5.5 Credit Agreement Amendment. The Related Party Committee shall have approved the Credit Agreement Amendment prior to the execution and delivery thereof by Seller.


VI. CLOSING

         1 Closing Date. The closing with respect to the transactions provided for in this Agreement (the "Closing") shall take place at 10:00 a.m., local time, at the offices of Weil, Gotshal & Manges, 767 Fifth Avenue, New York, New York 10153 (or at such other time or location as Purchaser and Seller may agree), on the second business day following the date on which all of the conditions specified in Articles IV and V hereof are satisfied or earlier waived (such date being herein referred to as the "Closing Date").

         2 Seller Closing Documents. At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

                 (a) one or more certificates representing the Shares, registered in the name of Purchaser (or one or more of its wholly owned subsidiaries, as designated by Purchaser prior to the Closing Date);

                 (b) the officer's certificate of Seller referred to in Section
4.4 hereof;

                 (c) the Registration Rights Agreement; and

                 (d) the Credit Agreement Amendment referred to in Section 4.7 hereof.

         3 Purchaser Closing Documents. At the Closing, Purchaser shall deliver or cause to be delivered to Seller the following:

                 (a) the Purchase Price in accordance with Section 1.2 hereof;

                                                                       EXHIBIT A




                 (b) the officer's certificate of Purchaser referred to in
Section 5.3 hereof; and

                 (c) the Registration Rights Agreement.

         4 Proceedings. All proceedings that shall be taken and all documents that shall be executed and delivered by the parties hereto on the Closing Date shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.


VII. TERMINATION

         1 Termination. This Agreement may be terminated and the sale and purchase of the Shares contemplated hereby abandoned at any time prior to the
Closing:

                 (a) by the mutual written consent of Purchaser and Seller;

                 (b) by either Purchaser or Seller if the sale and purchase of the Shares shall not have been consummated on or prior to June 30, 1996 (provided that the person relying on this Section 7.1(b) is not at such time in default of its obligations hereunder); and

                 (c) by either Purchaser or Seller if any court of competent jurisdiction or any governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the sale and purchase of the Shares contemplated hereby and such order, decree, ruling or other action shall have become final and non- appealable; provided, however, that any termination pursuant to Section 7.1(a) or by Seller pursuant to Section 7.1(b) shall require the approval of the Related Party Committee.

         2 Effect of Termination. In the event of a termination of this Agreement in accordance with the provisions of Section 7.1 hereof, this Agreement shall forthwith become of no further force or effect and, except for a termination resulting from a breach by a party of this

                                                                       EXHIBIT A





Agreement, there shall be no liability or obligation on the part of either party hereto in respect of this Agreement.


VIII. MISCELLANEOUS

         1 Waivers and Amendments.

                 (a) This Agreement may be amended, modified or supplemented only by a written instrument executed by the parties hereto. The provisions of this Agreement may be waived only by an instrument in writing executed by the party granting the waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. The approval of the Related Party Committee shall be required for any amendment or modification of this Agreement, any extension by Seller of the time for the performance of any obligations or other acts of Purchaser and any waiver of any of Seller's rights under this Agreement.

                 (b) No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

         2 Fees and Expenses. Each party hereto shall be responsible for its costs and expenses, including all fees and expenses of attorneys, financial advisors and accountants, in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, whether or not such transactions are consummated.

         3 Notices. Any and all notices, requests, consents or any other communication provided for herein shall be made by hand delivery, first-class mail (registered or certified, return receipt requested), telecopier or overnight air courier (i) in the case of Seller, to Wickes Lumber Company, 706 North Deerpath Avenue, Vernon Hills, IL 60061, Attn: President (telecopy: (708) 367-3750) (or such other address or telecopy number as Seller may designate),

                                                                       EXHIBIT A





(with copies delivered in the same manner to Claudia Slacik, Chairperson of the Related Party Committee, 399 Park Avenue, New York, NY 10043 (telecopy: (212) 793-1290) and David W. Heleniak, Esq., Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022 (telecopy: (212) 848-7179) and (ii) in the case of Purchaser, to Riverside Group, Inc., 7800 Belfort Parkway, Suite 100, Jacksonville, Fla. 32256, Attn: President (telecopy: (904) 296-0584)(or to such other address or telecopy number as may be designated by the Purchaser) (with a copy delivered in the same manner to Dennis J. Block, Esq., Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153 (telecopy (212) 310-8007)). Except as otherwise provided in this Agreement, each such notice shall be deemed given at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if telecopied; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

         4 Entire Agreement. This Agreement hereto sets forth the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior negotiations, agreements, understandings or arrangements between the parties hereto with respect to the subject matter hereof.

         5 Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         6 Assignability. This Agreement and any rights pursuant hereto shall not be assignable by any party hereto without the prior written consent of the other party.

         7 Specific Performance. The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in

                                                                       EXHIBIT A





addition to any other remedies which any party may have under this Agreement or otherwise.

         8 Representations and Warranties. The parties' respective representations and warranties will survive the Closing of the transactions contemplated hereby.

         9 Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be enforced in such state and without regard to the principles thereof relating to conflicts or choice of law.

         10 Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

         11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         8.12 Best Efforts. Each party shall use its respective best efforts to cause the satisfaction of the other party's conditions to effecting the transactions contemplated hereby and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Purchaser agrees to use its best efforts to enter into an agreement to sell AFLIC for a price and on terms and conditions that would be arrived at by a seller and purchaser through arms' length negotiations under no compulsion to conclude the transaction, to seek all necessary third party and governmental approvals with respect to such sale and to consummate such sale in the most expeditious manner practicable. Purchaser agrees to notify Seller promptly of all material circumstances, events and developments relating to the progress of Purchaser's efforts to consummate the sale of AFLIC.

                                                                       EXHIBIT A





                 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.


                                           WICKES LUMBER COMPANY



                                           By: _____________________________
                                           Name:
                                           Title:

                                           RIVERSIDE GROUP, INC.



                                           By:______________________________
                                           Name:
                                           Title:

                                    EXHIBIT B


               BT/RIVERSIDE AGREEMENT

     THIS AGREEMENT is made as of this 20th day of September, 1993, by and between RIVERSIDE GROUP, INC., Florida corporation (" Riverside"), AMERICAN FINANCIAL ACQUISITION CORPORATION, a Delaware corporation controlled by Riverside ("AFAC"), WICKES LUMBER COMPANY, a Delaware corporation (the "Company"), and BANKERS TRUST (DELAWARE) ("BT").

               W I T N E S S E T H :

     WHEREAS, AFAC (directly and indirectly) and BT are shareholders of common stock (the "Common Stock" ) of the Company;

     WHEREAS, BT, AFAC and the Company, among others, have entered into that certain equity Recapitalization agreement dated as of September 20, 1993 (the "Re-capitalization Agreement") by and between the Company and the individuals listed on Schedule 1 thereto, in the form attached as Exhibit A hereto;

     WHEREAS, BT has waived its right of first offer under Section 5.1 of that certain Shareholders Agreement dated as of April 29, 1988 (as subsequently amended, supplemented or otherwise modified through the date hereof and subsequent hereto, the "Shareholders Agreement") among the company and the persons listed on Schedules I, II and III thereto with respect to the purchase by Riverside of shares of Class B Common Stock, par value $.01 per share of the Company from certain Management Shareholders (as such term is defined in the Shareholders Agreement);

     WHEREAS, AFAC has purchased supplemental employee retirement benefits described in those certain Employment Agreements each dated as of April 29,1988 between the Company and Merlin Benjet, Richard E. Buck, Frank Chambers, William
A. Hensler, Richard L. Morphet and Lee Pawluk, respectively (collectively, the "SERP Benefits"); and

     WHEREAS, Riverside, AFAC, the Company and BT have agreed to enter into this Agreement to provide (i) the assignment to BT of 25% of the SERP Benefits, (ii) the agreement of the Company to purchase and cancel the SERP Benefits upon the closing of the Common Stock Public Offering (as hereinafter defined), (iii) the agreement of BT to make certain payment to Riverside in certain events related to the Settlement Agreement entered into as of August 11, 1993( (the "Settlement Agreement" ) among FynSyn Capital Corp., W. Lumber Investment Partnership, Arthur M. Goldberg and Riverside, in the form attached as Exhibit B hereto, (iv) the agreement of the Company to grant BT the right to have a representative present at certain meetings of the Company's Board of Directors and (v) certain rights and obligations with respect to the ownership by AFAC and BT of Common Stock of the Company;

     NOW THEREFORE, in consideration of the premises and of the mutual agreements, covenants and provisions herein contained, the parties hereto hereby agree as follows:

         1. Representations. Each of Riverside, AFAC and BT hereby represents and warrants to the other that it is the beneficial and record owner of the shares of Common Stock listed next to its name on Schedule 1 hereto, in each case, free and clear of all claims, pledges, liens, security interests and encumbrances not identified on such Schedule 1.

         2. Assignment and Sale and Purchase of SERP Benefits and Stock. (a) In consideration of the payment by BT to AFAC of $365,000 in cash on the date of the execution and delivery hereof, AFAC hereby (i) sells, assigns and transfers unto BT, without representation or warranty, 25% all of its rights, title and interest in and to the SERP Benefits assigned to AFAC pursuant to the Assignment Agreements entered into on or about August 11, 1993, from Mervyn Benjet, Richard
E. Buck, Frank Chambers, William A. Hensler, Richard L. Morphet and Lee D. Pawluk, respectively and (ii) agrees to sell, assign and transfer unto BT without representation or warranty, 875 shares of Common Stock on January 1, 1994 if the Common Stock Public Offering shall not have been completed prior thereto, provided that AFAC shall and hereby does represent that at the time of any transfer of shares contemplated by clause (ii) above, such shares shall not be subject to any "Adverse claim" as such term is defined in section 8.302 of the Uniform Commercial Code. AFAC hereby directs the Company to pay 25% of all amounts payable with respect to the SERP Benefits, including without limitation any survivor benefits, to BT or its designee.

         (b) The Company hereby acknowledges and consents to the assignment of the SERP Benefits effected by subsection (a) of this Section 2 and agrees to pay to BT directly the amounts so assigned.

         (c) Simultaneously with the closing of a public offering of Common Stock by the Company in which the Company receives gross proceeds of at least $30 million (the "Common Stock Public Offering"), provided that such closing occurs on or before December 31, 1993, the Company shall pay to AFAC and BT $1,275,000 and $425, 000, respectively, in cash. Upon receipt of such payment, AFAC and BT hereby agree that the company shall have nor further obligation to them under the SERP Benefits, which shall be canceled and of no further force or effect.

         3. Agreement with Respect to Settlement Agreement. In the event that a Common Stock Public Offering is consummated, at least 15 days prior to making any payment required under Article V of the Settlement Agreement, and in any event no later than 165 days after the completion of the Common Stock Public Offering, Riverside shall provide BT written notice (the date such notice is received being referred to as the "BT Settlement Date") of the total amount payable under such article V. Within 10 days after receipt of such notice, BT will pay to Riverside an amount equal to the BT Settlement Amount, such amount to be payable in cash, by transfer from BT to Riverside of shares of New Common Stock sold in the Common Stock Public Offering (less an amount per share equal to the underwriting discount in the Common Stock Public Offering), or by any combination of cash and such shares selected by BT in its sole descretion. "BT Settlement Amount" shall mean the excess, if any, of (i) 25% of the amount determined to be payable by Riverside pursuant to clause (i) of Article V of the settlement Agreement, over (ii) the BT Adjustment Amount.

                                                                       EXHIBIT B


         "BT Adjustment Amount" shall mean an amount equal to 25% of the product of ( x) the sum of (A) 29,235, (B) the number of the shares New Common Stock paid or payable on 29,235 shares of New Common Stock in connection with the stock dividend contemplated by section 1.01(d) of the Recapitalization Agreement and (C) the number of shares of New Common Stock for which 10.333 shares of the Company's 9% cumulative redeemable preferred stock may be exchanged pursuant to section 1.02 (a) of the Recapitalization Agreement, and (y) the difference (but not less than zero) between (I) the Fair Market Value of one share of New Common Stock and (II) the price per share of the New Common Stock sold in the Common Stock Public Offering (without deduction for any underwriting discount).

         "Fair Market Value" shall mean the average for the ten business days ending the business day next preceding the BT Settlement Date of the last sale price, regular way, of the New Common Stock on each such day, or, if there shall have been no sale on any such day, the average of the closing bid and asked prices of the New Common Stock on such day, in each case as officially reported on the principal national securities exchange on which the New Common Stock is at the time listed or admitted to trading, or if the New Common Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security by the NASD, the last trading price of the New Common Stock on each such day or if there shall have been no trade on any such day or if the New Common Stock is not so designated , the average of the closing bid and asked prices of the New Common Stock on such day as shown by the NASD automated quotation system.

         "New Common Stock" shall have the meaning specified in the Recapitalization Agreement.

         4. Visitation Rights. A representative of BT (provided that BT holds at least 2% of the Company's outstanding Common Stock) shall be invited to attend (or make arrangements to participate by conference telephone call) all meeting of the Board of Directors of the Company. BT shall be entitled to notice of such meetings, and shall be given such notice in the same manner that notice is given to directors of the Company pursuant to the by-laws of the Company. (It is expressly acknowledged however that all such notices must be addressed to BT as BT shall from time to time require). BT shall receive written notice simultaneously with notice provided to the Company's Board of Directors as to any action to be taken by the Board of Directors by unanimous written consent.

         5. Parallel Exit Rights. Riverside and AFAC hereby agree as follows:

                 (a) Until the first day on which (i) BT together with its affiliates owns less than 5% of the outstanding Common Stock an (ii) BT is eligible to sell all of its shares of Common Stock pursuant to Rule 144(k) of the Securities Act of 1933, whenever and on each occasion that Riverside, AFAC or any transferee of either thereof (that is an Affiliate (as hereinafter defined)) pursuant to subsection 5(c) hereof (collectively, the "Selling Shareholders" and each a "Selling Shareholder") shall desire, in one or more related transactions not involving a public offering, to sell, assign, transfer, exchange or otherwise dispose of (a "sale") shares of Common Stock owned

                                                                       EXHIBIT B


by it beneficially or of record, such Selling Shareholder shall, if the sale of such shares together with any previous sales of Common Stock by the Selling Shareholders in the aggregate constitute at least 5% of the Company's Common Stock as of the date thereof, give written notice (the "Notice") to BT of the proposed transaction and shall provide BT the same opportunity to sell, in accordance with the terms of the Section 5, to the proposed transferee, upon the same terms and conditions offered to such Selling Shareholder, that percentage of the total amount of shares of Common Stock owned by BT as is equivalent to the percentage of the total amount of Common stock owned by the Selling Shareholders as is represented by the number of shares of Common Stock which the Selling Shareholder then proposes to sell, assign, transfer, exchange or otherwise dispose of in such sale. Within 10 business days after its receipt of a Notice, BT may exercise, by notice to the Selling Shareholder, the option to sell such percentage of its Common Stock to the proposed transferee in accordance with the terms described in the Notice, provided that the sale by the Selling Shareholder is completed. Any such option which is not exercised within such period shall expire. In the event that the proposed transferee is unable or unwilling to purchase the additional number of shares of Common Stock which BT is entitled to sell thereunder, the Selling Shareholder shall reduce the number of its shares of Common Stock to be sold to the proposed transferee proportionately to permit BT to participate in the sale in proportion to its rights set forth above.

         (b) The exercise by BT of any option arising pursuant to this Section 5 shall be effected by the giving of written notice of such exercise to the Selling Shareholder in the time provided in subsection 5(a) hereof.

         (c) Notwithstanding the foregoing, the provisions of subsection 5(a) shall be inapplicable to a sale, assignment or transfer by the Selling Shareholders of Common Stock: (i) at any time at which the Selling Shareholders collectively own less than 10% of the outstanding shares of Common Stock, (ii) by way of a grant of a lien or other security interest on such Common Stock in connection with a bona fide financing or by way of a foreclosure of any such lien or other security interest on such Common Stock, (iii) to an Affiliate; provided, that any transferee pursuant to this clause (iii) shall agree to be bound by this Agreement to the extent of the Common Stock so transferred and shall so signify in a writing reasonably satisfactory in form and substance to BT or (iv) that, together with sales, assignments and transfers (other than those described in clauses (ii) and (iii) of this subsection 5(c)) effected within the preceding three calendar months thereto does not exceed 1% of the Company's Common Stock outstanding as of the date of such sale, assignment or transfer.

         "Affiliate" shall mean any director, officer or employee of a Selling Shareholder and any other person that, directly or indirectly, controls, is controlled by or is under common direct or indirect control with such Selling Shareholder.

         (d) Each Selling Shareholder agrees that no sale, assignment, or transfer of Common Stock may be made by it unless the proposed transferee has agreed to purchase shares of Common Stock from BT, but only if and to the extent required by this Section 5, and that, if any transfer of Common Stock is made by a Selling Shareholder or such transferee contrary to the provisions of this Section 5, BT may enforce these rights thereunder by actions for specific

                                                                       EXHIBIT B


performance to the extent permitted by law, in addition to any other legal or equitable remedies which it may have. The Selling Shareholders' only obligations under this Section 5 are to provide the Notice required by subsection 5(a) hereof and to refrain from entering into any sales transaction with a proposed transferee which does not also include the sale of shares by BT to the extent it wishes to participate in such sale in accordance with the provisions of this Section 5. Without limiting the foregoing, in no event shall any Selling Shareholder have any liability or other obligations to BT in the event that such Selling Shareholder determines not to proceed with any transaction after it has delivered a Notice to BT.

         6. Notices. All notices or other communications required or contemplated by this Agreement shall be in writing and sent either by prepaid commercial courier service for next day delivery or by first-class mail in the manner provided below. Notices and communications given by mail shall be deemed given and received five(5) days after being mailed postage prepaid, by first-class registered or certified mail, return receipt requested and addressed, in each case, as set forth below or to such other address as may hereafter designated by either party in a written notice to the other party hereto:

                 (a)  if to BT:

                     Bankers Trust (Delaware)
                     280 Park Avenue, 15W
                     New York, New York 10017
                     Attention:  Peter Offermann

                 with a copy to:

                     Skadden, Arps, Slate, Meagher & Flom
                     919 Third Avenue
                     New York, New York 10022
                     Attention:  James M. Schell, Esq.

                 (b) if to Riverside:

                     Riverside Group, Inc.
                     7800 Belfort Parkway
                     Jacksonville, Florida 32256
                     Attention: J. Steven Wilson

                 with a copy to:

                     Kirschner, Main, Petrie, Graham & Tanner
                     One Independent Drive, Suite 2000
                     Jacksonville, Florida 32202
                     Attention:  T. Malcolm Graham, Esq.

                                                                       EXHIBIT B


Notices sent by commercial courier services for next day delivery shall be deemed to be received the day after they are sent.

                 7. Amendments and Waivers. This Agreement and any term hereof may be altered, waived, amended or terminated, in whole or in part, only on the written consent of each party hereto.

                 8. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

                 9. Certain-Remedies. The parties hereto (i) acknowledge that a non-defaulting party hereto will be irreparably damaged in the event of a breach or threatened breach hereof, (ii) agree that the provisions hereof shall be specifically enforceable, and breach thereof shall be enjoinable, by judicial decree and (iii) the availability of any such remedy of injunction or specific performance shall be cumulative and not exclusive in respect of any other remedy to which a non-defaulting party may be entitled.

                 10. Legends. Each certificate representing Common Stock subject to Section 5 hereof during the term of this Agreement shall be stamped or otherwise imprinted with a legend in substantially the following form:

                 " The shares represented by this Certificate are subject to certain restrictions on transfer and other rights and obligations pursuant to the terms of the Agreement dated as of September 20, 1993 between Riverside Group, Inc., American Financial Acquisition Corporation, Wickes Lumber Company (the "Company") and Bankers Trust (Delaware). Such shares may be transferred only in compliance with the terms and conditions specified in said Agreement, to and by which a transferee may be subject and be bound, as provided therein. A complete and correct copy of such Agreement is available for inspection at the principal office of the Company or may be obtained without charge by any holder of shares of the Company upon written request received at such registered office of the Company."


                 11. Miscellaneous. In case any provision of this Agreement shall be held to be invalid or unenforceable in whole or in part, neither the validity nor the enforceability of the remainder of this Agreement shall in any way be affected. The headings in this Agreement are for convenience and reference only and shall not limit or otherwise affect the provisions hereof. This

                                                                       EXHIBIT B


Agreement may be executed concurrently in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their officers thereunto duly authorized, all as of the day and year first above written.

                                        RIVERSIDE GROUP, INC.

                                        By: ____________________
                                              Name:
                                              Title:

                                        AMERICAN FINANCIAL
                                         ACQUISITION CORPORATION

                                        By: ____________________
                                              Name:
                                              Title:


                                        WICKES LUMBER COMPANY

                                        By: ____________________
                                               Name:
                                               Title:

                                        BANKERS TRUST (DELAWARE)

                                        By: ____________________
                                               Name:
                                               Title:

                                                                       EXHIBIT B


                                   Schedule 1


Riverside Group, Inc.                      67,735 shares of Common Stock

Bankers Trust (Delaware)                   24,999 shares of Common Stock

                                                                       EXHIBIT C




                                 AFAC/RIVERSIDE
                         PLEDGE AND SECURITY AGREEMENT


         This PLEDGE AND SECURITY AGREEMENT (as from time to time amended, modified, supplemented or restated, the "AGREEMENT"), dated as of April 19, 1994, is made by AMERICAN FINANCIAL ACQUISITION CORPORATION, a Delaware corporation (the "BORROWER"), RIVERSIDE GROUP, INC., a Florida corporation ("RIVERSIDE") (the Borrower and Riverside are each individually and collectively referred to herein as "PLEDGOR"), to FIRST INTERSTATE BANK OF CALIFORNIA, a California banking corporation ("FICAL"), in its individual capacity and in its capacity as collateral agent (the "COLLATERAL AGENT") for the Banks referred to in the Credit Agreement (as defined below), acting in the manner and to the extent described in Section 10 of the Credit Agreement (the "PLEDGEE") for the benefit of the Banks.

                                  WITNESSETH:

         WHEREAS, the Borrower, FICAL, as Collateral Agent, and the Banks have entered into that certain Credit Agreement dated April 19, 1994 (as modified, supplemented, amended or restated from time to time, the "CREDIT AGREEMENT"), which provides for the making of a certain term loan (the "LOAN") as contemplated therein;

         WHEREAS, Riverside, as the indirect majority owner of the Borrower, has guaranteed repayment of the Loan pursuant to a Guaranty of Payment dated as of April 19, 1994 (the "GUARANTY") given by Riverside for the Benefit of the Banks;

         WHEREAS, in order to induce the Banks to make the Loan, and in consideration therefor, the Pledgor, agreed to grant to the Collateral Agent, for the benefit of the Banks, a lien on and security interest in certain of the Pledgor's assets and personal property, whether now or hereafter existing, owned or acquired all pursuant to the terms of this Agreement; and

         WHEREAS, the obligations of the Banks to lend under the Credit Agreement are conditioned upon the execution and delivery by the Pledgor of a pledge and security agreement to secure the Secured Obligations (as defined in the Credit Agreement);

         NOW, THEREFORE, in consideration of the benefits accruing to the Pledgor, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby makes the following representations and warranties to the Pledgee and hereby covenants and agrees with the Pledgee as follows:

         1. DEFINED TERMS. All terms used in this Agreement and not defined herein shall have the meanings set forth in the Credit Agreement. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "COLLATERAL" means the Pledged Stock; the Pledged Option Stock (it being understood that the Pledged Option Stock shall become "Collateral" hereunder immediately upon exercise of the option to acquire such Stock under the Stock Purchase Agreement); all other or additional stock or securities or property (other than cash dividends payable to the Pledgor as provided in SECTION 7) paid or distributed by way of dividend in respect of the Pledged Stock or the Pledged Option Stock; all other or additional stock or other securities or property (including cash but excluding cash dividends payable to the Pledgor as provided in SECTION 7) paid or distributed in respect of the Pledged Stock or the Pledged Option Stock by way of stock-split, spinoff, split-up, reclassification, combination of shares, or similar rearrangement; all other or additional stock or other securities or property (including cash but excluding cash dividends payable to the Pledgor as provided in SECTION 7) that may be paid in respect of any of the foregoing by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation, or similar corporate reorganization; and all proceeds of any of the foregoing.

         "PLEDGED OPTION STOCK" means the shares of Capital Stock listed on ANNEX A hereto, which shares Pledgor has an option to acquire pursuant to that certain Stock Purchase Agreement dated July 23, 1993 (the "STOCK PURCHASE AGREEMENT"), between Riverside Group, Inc., FynSyn Capital Corp., a New Jersey corporation ("FYNSYN"), and W. Lumber Investment Partnership, a New Jersey general partnership ("WLIP").

         "PLEDGED STOCK" means the shares of Capital Stock listed on ANNEX B attached hereto.

         "STOCK" means, at any time, all the issued and outstanding Capital Stock of any issuing corporation listed on ANNEX B attached hereto, including, without limitation, the Pledged Stock.

         "SECURED OBLIGATIONS" means any and all indebtedness, debts, obligations, and liabilities (including, without limitation, all amounts of principal and interest due under the Notes, and all interest thereon and all indemnities and fees due to the Banks and all Obligations defined in the Credit Agreement) of the Borrower, whether now existing or hereafter incurred under, arising out of, or in connection with the Credit Agreement or any other Credit Document.

         2. PLEDGE. (a) In order to secure the payment when due of the Secured Obligations and the due performance and compliance by the Pledgor with the terms of the Credit Documents, and for the benefit of the Pledgee, the Banks, and the holders of the Notes, and their successors and assigns, the
Pledgor: (a) hereby grants to the Pledgee a security interest in all of the Collateral; (b) hereby pledges and deposits as security with the Pledgee the Pledged Stock and delivers to the Pledgee certificates therefor accompanied by stock powers duly executed in blank by the Pledgor and such other instruments of transfer as are acceptable to the Pledgee; and (c) hereby assigns, transfers, hypothecates, mortgages, charges, and sets over to the Pledgee all of the Pledgor's right, title, and interest in and to such Pledged Stock and Pledged Option Stock (and in and to the certificates or instruments evidencing such Pledged Stock and Pledged Option Stock), to be held by the Pledgee upon the terms and conditions set forth in this Agreement.

         (b) Notwithstanding anything contained in this Agreement to the contrary, and excluding the Pledged Option Stock, which if acquired by Pledgor shall be delivered to Pledgee and subject to a perfected, first-priority security interest in favor of the Collateral Agent for the benefit of the Banks, the Pledgee's security interest in the Pledged Stock shall be junior and subordinate to the lien created by that certain Pledge Agreement between Riverside Group, Inc. and FynSyn dated as of August 11, 1993 (the "EXISTING SENIOR LIEN"), and the holder of such Existing Senior Lien may continue to hold (either directly,

                                                                       EXHIBIT C


through a duly authorized agent or, in the case of any Collateral as to which ownership or the existence of a security interest is evidenced by book entries, through a "financial intermediary" (as defined in the Uniform Commercial Code in effect in Illinois ("CODE")) any such Collateral.

         (c) The Pledgor and the Pledgee agree that the Acknowledgment and Consent dated August ___, 1993 between FynSyn, WLIP, the Pledgor and the Collateral Agent (the "CUSTODY AGREEMENT") is and shall remain in full force and effect and shall apply to the Credit Agreement as if the Credit Agreement was the "FICAL Credit Agreement" referred to in the Custody Agreement (and the Collateral Agent and the Pledgee shall be entitled to rely on the Custody Agreement for the purpose of this Agreement). Without limitation on the generality of the foregoing, FynSyn and WLIP shall have the continuing obligation under the Custody Agreement to deliver the Pledged Stock and the Pledged Option Stock to the Collateral Agent pursuant to the terms of the Custody Agreement and the Pledgor agrees to (and to instruct FynSyn and WLIP to) (i) deliver all of the Pledged Stock to the Collateral Agent upon satisfaction of the obligations secured by the Existing Senior Lien, at which time the pledge and security interest created by this Agreement shall be a perfected, first-priority security interest in the Pledged Stock (notwithstanding references to the Existing Senior Lien elsewhere in this Agreement), and (ii) deliver all of Pledged Option Stock to the Collateral Agent upon exercise of the Option under the Stock Purchase Agreement, at which time the pledge and security interest created by this Agreement shall be a perfected, first-priority security interest in the Pledged Option Stock.

         (d) Notwithstanding anything contained in this Agreement to the contrary, Pledgor agrees from time to the upon the request of the Collateral Agent to (i) obtain a certificate of an officer of the Pledgor if any Collateral is to be held by or on behalf of the holder of such Existing Senior Lien, certifying that the Pledgor has provided the holder of such Existing Senior Lien and any other Person who will hold such Collateral (and, in the case of an Existing Senior Lien on Collateral as to which ownership or the existence of a security interest is evidenced by book entries, the relevant "financial intermediary" (as defined in the Code)), with (x) written notice of the existence of the Pledgee's security interest in such Collateral and (y) irrevocable written instructions to transfer to or as directed by the Pledgee any such Collateral and Proceeds thereof remaining after the obligations secured by such Existing Senior Lien have been satisfied, unless such Person shall have previously received notice from the Pledgee of the release of the Pledgee's security interest therein; and (ii) use reasonable best efforts to obtain (but at no cost or expense to the Pledgor) a writing signed by the holder of such Existing Senior Lien (x) acknowledging and consenting to the creation of the Pledgee's security interest in such Collateral, and (y) irrevocably agreeing to hold any such Collateral for the benefit of the Pledgee and the Banks, as holders of a junior lien with respect to such Collateral, and to transfer to or as directed by the Pledgee such Collateral held or received by such holder immediately upon the satisfaction of the obligations secured by such Existing Senior Lien, unless such holder has previously received written notice from the Pledgee of the release of the Pledgee's security interest therein.

         (e) Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Pledgee be under any obligation to foreclose or otherwise realize upon the security interest in the Pledged Option Stock granted pursuant to this SECTION 2. The parties agree that Pledgee, in its sole and absolute discretion, shall determine if and when such security interest shall be foreclosed or otherwise realized upon and do not intend by the grant of such security interest to confer or imply any benefit for any third party including, without limitation, FynSyn or WLIP. Without limitation on the generality of the foregoing, and

                                                                       EXHIBIT C


notwithstanding any contrary provisions of this Agreement, the Credit Documents or any other document or agreement, neither the Collateral Agent nor the Banks shall have any liability or obligation whatsoever under the Stock Purchase Agreement (with respect to the Option or otherwise).

       3 .       SUBSEQUENTLY ACQUIRED STOCK.  Subject to the terms of the
Existing Senior Lien, if the Pledgor shall acquire (by purchase, stock dividend, delivery from FynSyn, WLIP or otherwise) the Pledged Option Stock, Pledged Stock or any other Collateral at any time or from time to time after the date hereof, the Pledgor will forthwith pledge and deposit such Collateral as security with the Pledgee and deliver to the Pledgee certificates therefor accompanied by stock powers duly executed in blank by the Pledgor or such other instruments of transfer as are acceptable to the Pledgee, and will promptly thereafter deliver to the Pledgee a certificate executed by any of the President, any Vice President, or the Treasurer of the Pledgor describing such Stock and certifying that the same has been duly pledged with the Pledgee hereunder. All such Collateral shall constitute Pledged Stock.

       4 .       UNCERTIFICATED STOCK.  Notwithstanding anything to the
contrary contained in SECTIONS 2 AND 3, if any Collateral (whether now owned or hereafter acquired) is evidenced by an uncertificated security, the Pledgor shall promptly notify the Pledgee thereof and, subject to the terms of the Existing Senior Lien, shall promptly take all actions required to perfect the security interest of the Pledgee under applicable law (including, in any event, under Sections 8-313 and 8-321 of the Code). The Pledgor further agrees, subject to the terms of the Existing Senior Lien, to take such actions as the Pledgee deems necessary or desirable to effect the foregoing and to permit the Pledgee to exercise any of its rights and remedies hereunder, and agrees to provide an opinion of counsel satisfactory to the Pledgee with respect to any such pledge of uncertificated Collateral promptly upon request of the Pledgee.

       5 .       APPOINTMENT OF SUB-AGENTS; ENDORSEMENTS. The Pledgee shall have the right to appoint one or more sub-agents for the purpose of retaining physical possession of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock), which may be held (in the discretion of the Pledgee) in the name of the Pledgor, endorsed or assigned in blank or in favor of the Pledgee or any nominee or nominees of the Pledgee or a sub-agent appointed by the Pledgee.

       6 .       VOTING.  Unless and until an Event of Default shall have
occurred and be continuing, the Pledgor shall be entitled to vote any and all Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock) and to give consents, waivers, or ratifications in respect thereof, provided that no vote shall be cast or any consent, waiver, or ratification given or any action taken that would violate or be inconsistent with any of the terms of this Agreement, any other Credit Document, or any other instrument or agreement referred to herein or therein, or that would have the effect of impairing the position or interests of the Pledgee, any Bank, or the holder of any Note. All such rights of the Pledgor to vote and to give consents, waivers, and ratifications shall cease in case an Event of Default shall occur and be continuing, and SECTION 8 shall become applicable.

       7 .       DIVIDENDS AND OTHER DISTRIBUTIONS.  Unless and until an Event of Default shall have occurred and be continuing, all cash dividends and payments payable in respect of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock) shall be paid to the Pledgor, provided that all cash dividends and payments payable in respect of the Pledged Stock (and, if acquired, the Pledged Option Stock) that are determined by the Pledgee, in its absolute discretion, to represent in whole or in part an

                                                                       EXHIBIT C


extraordinary, liquidating, or other distribution in return of capital or principal shall, subject in the case of the Pledged Stock to the terms of the Existing Senior Lien, be paid to the Pledgee and retained by it as part of the Collateral. The Pledgee shall, subject to the terms of the Existing Senior Lien, also be entitled to receive directly and to retain:

     (a) all other or additional stock or securities or property (other than cash) paid or distributed by way of dividend in respect of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock);

     (b) all other or additional stock or other securities or property (including cash) paid or distributed in respect of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock) by way of stock-split, spinoff, split-up, reclassification, combination of shares, or similar rearrangement; and

     (c) all other or additional stock or other securities or property that may be paid in respect of the Collateral by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation, or similar corporate reorganization.

       8 .       REMEDIES IN CASE OF EVENT OF DEFAULT.  In case an Event of
Default shall have occurred and be continuing, the Pledgee shall be entitled to exercise all of the rights, powers, and remedies (whether vested in it by this Agreement or any other Credit Document or by law) for the protection and enforcement of its rights in respect of the Collateral, and the Pledgee shall, subject in the case of the Pledged Stock, to the terms of the Existing Senior Lien be entitled, without limitation, to exercise the following rights, which the Pledgor hereby agrees to be commercially reasonable:

     (a) to receive all amounts payable in respect of the Collateral otherwise payable under SECTION 7 to the Pledgor;

     (b) to transfer all or any part of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock) into the Pledgee's name or the name of its nominee or nominees;

     (c) vote all or any part of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock) (whether or not transferred into the name of the Pledgee) and give all consents, waivers, and ratifications in respect of the Collateral and otherwise act with respect thereto as though it were the outright owner thereof (the Pledgor hereby irrevocably constituting and appointing the Pledgee the proxy and attorney-in-fact of the Pledgor, with full power of substitution to do so); and

     (d) at any time or from time to time to sell, assign, and deliver, or grant options to purchase, all or any part of the Collateral, or any interest therein, at any public or private sale, without demand of performance, advertisement, or notice of intention to sell or of the time or place of sale or adjournment thereof or to redeem or otherwise (all of which are hereby waived by the Pledgor), for cash, on credit, or for other property, for immediate or future delivery without any assumption of credit risk, and for such price or prices and on such terms as the Pledgee in its absolute discretion may determine, provided that at least 10 days' notice of the time and place of any such sale shall be given to the Pledgor. The Pledgor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security for the Secured Obligations or otherwise. At any such sale, unless

                                                                       EXHIBIT C


prohibited by applicable law, the Pledgee on behalf of the Banks and/or the holders of the Notes may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. None of the Pledgee, the Banks, or the holders of the Notes shall be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing nor shall any of them be under any obligation to take any action whatsoever with regard thereto.

       9 .       APPLICATION OF PROCEEDS.  (a) All moneys collected by the
Pledgee upon any sale or other disposition of the Collateral, together with all other moneys received by the Pledgee hereunder, shall be applied to the payment of all costs and expenses incurred by the Pledgee in connection with such sale, the delivery of the Collateral, or the collection of any such moneys (including, without limitation, attorneys' fees and expenses) ("COSTS AND EXPENSES"), and (b) the balance of such moneys shall be held by the Pledgee and applied by it to satisfy the remaining Secured Obligations in the following order of priority:

              (i)         all accrued and unpaid interest on the Loan;

             (ii)         the principal amount owing on the Loan;

            (iii)         all accrued and unpaid Fees; and

             (iv)         all other Secured Obligations then owing.

If the aggregate Commitment of the Banks is then terminated and no other Secured Obligation is outstanding, any surplus then remaining shall be paid to the Pledgor, subject, however, to the rights of the holder of any then existing Lien of which the Pledgee has actual notice (without investigation). It is hereby acknowledged that the Pledgor shall remain liable to the extent of any deficiency between (x) the amount of the proceeds of the Collateral and (y) the sum of the Costs and Expenses and the amounts referred to in clauses (b)(i),
(ii), (iii), and (iv) of this Section 9.

       10. PURCHASERS OF COLLATERAL. Upon any sale of the Collateral by the Pledgee hereunder (whether by virtue of the power of sale herein granted, pursuant to judicial process, or otherwise), the receipt of the Pledgee or the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold, and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Pledgee or such officer or be answerable in any way for the misapplication or nonapplication thereof.

       11. INDEMNITY. (a) The Pledgor agrees to indemnify, reimburse, and hold the Pledgee, each Bank, the holder of any Note, and their respective officers, directors, employees, representatives, and agents (hereinafter in this SECTION 11 referred to individually as "INDEMNITEE" and collectively as "INDEMNITEES") harmless from any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses, or disbursements (including reasonable attorneys' fees and expenses) (for the purposes of this SECTION 11 the foregoing are collectively called "EXPENSES") of whatsoever kind or nature that may be imposed on, asserted against, or incurred by any of the Indemnitees in any way relating to or arising out of this Agreement, any other Credit Document, or the documents executed in connection herewith and therewith or in any other way connected with the administration of the transactions contemplated hereby and thereby or the enforcement of any of the terms of or the preservation

                                                                       EXHIBIT C


of any rights under any thereof, or in any way relating to or arising out of the ownership, purchase, delivery, control, acceptance, possession, operation, condition, sale, return, or other disposition or use of the Collateral, the violation by the Pledgor of the laws of any country, state, or other governmental body or unit, or any contract claim; provided that no Indemnitee shall be indemnified pursuant to this SECTION 11 for expenses to the extent caused by the gross negligence or wilful misconduct of such Indemnitee. The Pledgor agrees that upon written notice by any Indemnitee of any assertion that could give rise to an expense, the Pledgor shall assume full responsibility for the defense thereof. Each Indemnitee agrees to use its best efforts to promptly notify the Pledgor of any such assertion of which such Indemnitee has knowledge.

     (b) Without limiting the application of SECTION 11(A), the Pledgor agrees to pay, or reimburse the Pledgee for (if the Pledgee shall have incurred fees, costs, or expenses because the Pledgor shall have failed to comply with its obligations under this Agreement or any other Credit Document), any and all fees, costs, and expenses of whatever kind or nature incurred in connection with the creation, preservation, or protection of the Pledgee's Liens on, and security interest in, the Collateral, including, without limitation, all fees and taxes in connection with the recording or filing of instruments and documents in public offices, payment or discharge of any taxes or Liens upon or in respect of the Collateral, premiums for insurance with respect to the Collateral, and all other fees, costs, and expenses in connection with protecting, maintaining, or preserving the Collateral and the Pledgee's interest therein, whether through judicial proceedings or otherwise, or in defending or prosecuting any actions, suits, or proceedings, arising out of or relating to the Collateral.

     (c) Without limiting the application of SECTION 11(A) OR (B), the Pledgor agrees to pay, indemnify, and hold each Indemnitee harmless from and against any expenses that such Indemnitee may suffer, expend, or incur in consequence of or growing out of any misrepresentation or breach of covenants by the Pledgor in this Agreement or any of the other Credit Documents or in any statement or writing contemplated by or made or delivered pursuant to or in connection with this Agreement or any of the other Credit Documents.

     (d) If and to the extent that the obligations of the Pledgor under this SECTION 11 are unenforceable for any reason, the Pledgor hereby agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law.

     (e) Any amounts paid by any Indemnitee as to which such Indemnitee has the right to reimbursement shall constitute Secured Obligations hereunder. The indemnity obligations of the Pledgor contained in this SECTION 11 shall continue in full force and effect notwithstanding the full payment of the Notes and all of the other Secured Obligations and notwithstanding the discharge thereof.

       12. FURTHER ASSURANCES. The Pledgor agrees that it will join with the Pledgee in executing and, at its own expense, file and refile under the UCC such financing statements, continuation statements, and other documents in such offices as the Pledgee may deem necessary or desirable and wherever required or permitted by law in order to perfect and preserve the Pledgee's security interest in the Collateral and hereby authorizes the Pledgee to file financing statements and amendments thereto relative to all or any part of the Collateral without the signature of the Pledgor where permitted by law, and agrees to do such further acts and things and to execute and deliver to the Pledgee such additional conveyances, assignments,

                                                                       EXHIBIT C


agreements, and instruments as the Pledgee may reasonably require or deem advisable to carry into effect the purposes of this Agreement or to further assure and confirm unto the Pledgee its rights, powers, and remedies hereunder.

       13. THE PLEDGEE AS COLLATERAL AGENT. The Pledgee will hold in accordance with this Agreement and SECTION 10 of the Credit Agreement all items of the Collateral at any time received under this Agreement. It is expressly understood and agreed that the obligations of the Pledgee as holder of the Collateral and interests therein and with respect to the disposition thereof, and otherwise under this Agreement, are only those expressly set forth in this Agreement and in SECTION 10 of the Credit Agreement.

       14. TRANSFER BY THE PLEDGOR. The Pledgor will not sell or otherwise dispose of, grant any option with respect to, or create, incur, assume, or suffer to exist any Lien on any portion of the Collateral (except the Lien created by this Agreement and the Existing Senior Lien).

       15.       REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE PLEDGOR.
The Pledgor represents and warrants that: (a) it is the legal, record and beneficial owner of, and has good and marketable title to, the Pledged Stock, subject to no Lien or restriction (except the Lien created by this Agreement and the Existing Senior Lien); ((b) it has a valid and enforceable contract right to acquire the Pledged Option Stock on the terms set forth in the Stock Purchase Agreement; (c) it has full power, authority, and legal right to pledge all such Pledged Stock (subject to the Existing Senior Lien) and the Pledged Option Stock pursuant to this Agreement; (d) this Agreement has been duly authorized, executed, and delivered by the Pledgor and constitutes a legal, valid, and binding obligation of the Pledgor enforceable in accordance with its terms; (e) the execution, delivery, and performance of this Agreement will not violate any provision of any applicable law or regulation or of any order, judgment, writ, award, or decree of any court, arbitrator, or governmental authority, domestic or foreign, or of the Certificate of Incorporation or By-Laws of the Pledgor or of any securities issued by the Pledgor or any of its Subsidiaries, or of any mortgage, indenture, lease, contract, or other agreement, instrument, or undertaking to which the Pledgor or any of its Subsidiaries is a party or which purports to be binding upon the Pledgor or any of its Subsidiaries or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of the Pledgor or any of its Subsidiaries except as contemplated by this Agreement; (f) all the shares of such Pledged Stock have been duly and validly issued and are fully paid and nonassessable and, upon acquisition, all Pledged Option Stock will have been duly and validly issued and will be fully paid and nonassessable; (g) none of the shares of Pledged Stock are (and, if acquired by the Pledgor, none of the Pledged Option Stock shall be) subject to any form of call option, reversion, forfeiture or other right to acquire under any shareholders agreement or any other agreement or instrument relating to the Pledged Stock or the Pledged Option Stock; (h) all of the shares of Pledged Stock are (and, if acquired by the Pledgor, the Pledged Option Stock shall be) fully vested under any and all agreements or instruments relating to the Pledged Stock and the Pledged Option Stock; (i) this Agreement creates, as security for the Secured Obligations, a valid and enforceable Lien on all of the Pledged Stock (and will create a valid, enforceable and perfected Lien on all of the Pledged Option Stock, if acquired by the Pledgor), in favor of the Pledgee for the benefit of the Pledgee, the Banks, and the holders of the Notes, subject to no Lien in favor of any other Person except the Existing Senior Lien; (j) no consent, filing, recording, or registration is required to grant the Lien purported to be created by this Agreement or the consummation of any transaction contemplated hereby; (k) each of the representations and warranties contained in Article VI of the Credit Agreement is true and correct; and (l) all information set forth in ANNEX A and ANNEX B is

                                                                       EXHIBIT C


complete and accurate. The Pledgor covenants and agrees that it will defend the Pledgee's right, title, and Lien in and to the Collateral against the claims and demands of all Persons; and the Pledgor covenants and agrees that it will have like title to and right to pledge any other property at any time hereafter pledged to the Pledgee as Collateral hereunder.

       16. PLEDGOR'S SECURED OBLIGATIONS ABSOLUTE. The obligations of the Pledgor under this Agreement shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated, or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (a) any renewal, extension, amendment, or modification of, or addition or supplement to or deletion from, any of the Credit Documents or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof; (b) any waiver, consent, extension, indulgence, or other action or inaction under or in respect of any such instrument or agreement or this Agreement or any exercise or non-exercise of any right, remedy, power, or privilege under or in respect of this Agreement or any other Credit Document; (c) any furnishing of any additional security to the Pledgee or any acceptance thereof or any sale, exchange, release, surrender, or realization of or upon any security by the Pledgee; (d) any invalidity, irregularity, or unenforceability of all or part of the Secured Obligations or of any security therefor; or (e) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, conservation, rehabilitation, liquidation, or other like proceeding relating to the Pledgor or any Subsidiary of the Pledgor, or any action taken with respect to this Agreement by any trustee or receiver or by any court in any such proceeding, whether or not the Pledgor shall have notice or knowledge of any of the foregoing.

       17. REGISTRATION. (a) If an Event of Default shall have occurred and be continuing and the Pledgor shall have received from the Pledgee a written request or requests that the Pledgor cause any registration, qualification, or compliance under any federal or state securities law or laws to be effected with respect to all or any part of the Pledged Stock (and, if acquired by Pledgor, the Pledged Option Stock), the Pledgor as soon as practicable and at its expense will use its reasonable best efforts to cause such registration to be effected (and be kept effective) and will use its reasonable best efforts to cause such qualification and compliance to be effected (and be kept effective) as may be so requested and as would permit or facilitate the sale and distribution of such Pledged Stock (and, if applicable, such Pledged Option Stock), including, without limitation, registration under the Securities Act of 1933, as then in effect (or any similar statute then in effect), appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with any other government requirements, provided that the Pledgee shall furnish to the Pledgor such information regarding the Pledgee as the Pledgor may request in writing and as shall be required in connection with any such registration, qualification, or compliance. The Pledgor will cause the Pledgee to be kept reasonably advised in writing as to the progress of each such registration, qualification, or compliance and, as to the completion thereof, will furnish to the Pledgee such number of prospectuses, offering circulars, or other documents incident thereto as the Pledgee from time to time may reasonably request, and will indemnify the Pledgee and all others participating in the distribution of such Pledged Stock (and, if applicable, such Pledged Option Stock) against all losses, liabilities, claims, or damages caused by any untrue statement (or alleged untrue statement) of a material fact contained therein (or in any related registration statement, notification, or the like) or by any omission (or alleged omission) to state therein (or in any related registration statement, notification, or the like) a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same

                                                                       EXHIBIT C


may have been caused by an untrue statement or omission based upon information furnished in writing to the Pledgor by the Pledgee expressly for use therein.

     (b) If at any time when the Pledgee shall determine to exercise its right to sell all or any part of the Pledged Stock (and, if applicable, such Pledged Option Stock) pursuant to SECTION 8, such Pledged Stock (and, if applicable, such Pledged Option Stock) or the part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Securities Act of 1933, as then in effect, the Pledgee may, in its sole and absolute discretion, sell such Pledged Stock (and, if applicable, such Pledged Option Stock) or part thereof by private sale in such manner and under such circumstances as the Pledgee may deem necessary or advisable in order that such sale may legally be effected without such registration, provided that at least 10 days' notice of the time and place of any such sale shall be given to the Pledgor. Without limiting the generality of the foregoing, in any such event the Pledgee, in its sole and absolute discretion (i) may proceed to make such private sale notwithstanding that a registration statement for the purpose of registering such Pledged Stock (and, if applicable, such Pledged Option Stock) or part thereof shall have been filed under such Securities Act, (ii) may approach and negotiate with a single possible purchaser to effect such sale, and (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment, and not with a view to the distribution or sale of such Pledged Stock (and, if applicable, such Pledged Option Stock) or part thereof. In the event of any such sale, the Pledgee shall incur no responsibility or liability for selling all or any part of the Pledged Stock (and, if applicable, such Pledged Option Stock) at a price that the Pledgee, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might be realized if the sale were deferred until after registration as aforesaid.

     18.       TERMINATION; RELEASE.

     (a) This Agreement shall terminate when the Loan and all accrued interest thereon, and when all other Secured Obligations then due and payable, have been fully paid and when the Banks have no further commitment to lend under the Credit Agreement, at which time the Pledgee, at the request and expense of the Pledgor, will execute and deliver to the Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement, and will duly assign, transfer, and deliver to the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may be in the possession of the Pledgee and has not theretofore been sold or otherwise applied or released pursuant to this Agreement, together with any moneys at the time held by the Pledgee hereunder.

     (b) The Pledgor may from time to time request that (i) it be allowed to sell shares of Common Stock of Wickes Lumber Company which are Collateral hereunder, and (ii) the Pledgee release such shares in order to effect such sale; provided that the Pledgor may not, without the consent of the Majority Banks, make more than an aggregate of 4 requests in any calendar year during the term of the Loan (and no more than an aggregate of 10 requests during the term of the Loans); and provided further that any such request must be at least 5 Business Days prior to the date on which the Pledgor proposes to sell such shares. Upon receipt of such a request from the Pledgor, the Pledgee shall (at the Pledgor's expense and without recourse and without any representation or warranty) release its security interest in and shall assign, transfer and deliver to the Pledgor the number of shares of such common stock that the Pledgor has requested pursuant to the foregoing sentence, in each case upon receipt by the Pledgee of a prepayment under section 4.02 of the Credit Agreement of an amount equal to (x) if no Default or Event of Default exists, the product of (i)

                                                                       EXHIBIT C


$15.00 (adjusted to reflect stock splits, reverse stock splits, stock dividends, recapitalizations or similar transactions), and (ii) the number of shares delivered by the Pledgor to the Pledgee, and (y) if a Default or Event of Default exists, the full amount of the net cash proceeds received by the Pledgor from such sale.

       19. NOTICES. All notices and other communications hereunder shall be made at the addresses, in the manner, and with the effect provided in the Credit Agreement.

       20. MISCELLANEOUS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that the Pledgor may not assign or transfer any of its rights or obligations hereunder without the prior written consent of the Pledgee. This Agreement may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge, or termination is sought. This Agreement shall be construed in accordance with and governed by the law of the State of Illinois without giving effect to conflicts of law principles. The headings of the several sections and subsections in this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. The provisions of Section 1.02(a) of the Credit Agreement shall apply to this Agreement as if the reference therein to "Agreement" were to this Agreement.

       21. JOINT AND SEVERAL LIABILITY. The liability of the Borrower and Riverside hereunder shall be joint and several.

                                                                       EXHIBIT C


IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Agreement to be executed by their duly elected officers duly authorized as of the date first above written.


                                           PLEDGOR:


                                           AMERICAN FINANCIAL
                                           ACQUISITION CORPORATION, a
                                           Delaware corporation


                                           By: ________________________________
                                                 Title:________________________



                                           RIVERSIDE GROUP, INC.,
                                           a Florida corporation


                                           By: ________________________________
                                                 Title:________________________



                                           COLLATERAL AGENT:

                                           FIRST INTERSTATE BANK OF
                                           CALIFORNIA, as Collateral Agent


                                           By: ________________________________
                                                 Title:________________________

                                                                       EXHIBIT C


                                   ANNEX A TO

                         PLEDGE AND SECURITY AGREEMENT


                          LIST OF PLEDGED OPTION STOCK


                                           TYPE OF                  NUMBER OF
NAME OF ISSUING CORPORATION                SHARES                    SHARES
---------------------------                -------                  ---------
Wickes Lumber Company                      Common                    374,516

                                                                       EXHIBIT C


                                   ANNEX B TO

                         PLEDGE AND SECURITY AGREEMENT


                             LIST OF PLEDGED STOCK


                                                   TYPE OF          NUMBER OF
NAME OF ISSUING CORPORATION                        SHARES            SHARES
---------------------------                        -------          ---------
Wickes Lumber Company                              Common            364,682

                                                                       EXHIBIT D


                         PLEDGE AND SECURITY AGREEMENT


         This PLEDGE AND SECURITY AGREEMENT (the "Agreement"), dated as of April 19, 1994, is made by American Financial Acquisition Corporation, a corporation organized and existing under the laws of Delaware (the "Pledgor"), to First Interstate Bank of California ("FICAL") as Collateral Agent (the "Collateral Agent") acting in the manner and to the extent described in Section 10 of the Loan Agreement defined below (the "Pledgee") for the benefit of the banks (the "Banks") that are parties to such Loan Agreement.

         WHEREAS, the Pledgor, the Banks, and FICAL, as Agent, have entered into that certain Credit Agreement, dated as of April 19, 1994 (as modified, supplemented, or amended from time to time, the "Loan Agreement"), providing for the making of loans (the "Loans") as contemplated therein;

         WHEREAS, the Pledgor desires to incur Loans under the Loan Agreement;

         WHEREAS, it is a condition precedent to the making of Loans under the Loan Agreement that the Pledgor shall have executed and delivered to the Pledgee this Agreement; and

         WHEREAS, the Pledgor desires to execute this Agreement to satisfy the condition described in the preceding paragraph;

         NOW, THEREFORE, in consideration of the benefits accruing to the Pledgor, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby makes the following representations and warranties to the Pledgee and hereby covenants and agrees with the Pledgee as follows:

         1.     DEFINITIONS AND PRINCIPLES OF CONSTRUCTION.

         1.01. Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Agreement" means this Pledge and Security Agreement, as modified, supplemented, or amended from time to time.

         "Banks" has the meaning provided in the first paragraph of this Agreement.

         "Collateral" means the Pledged Stock; the Pledged Surplus Debentures; all other or additional stock or securities or property (other than cash dividends payable to the Pledgor as provided in Section 5) paid or distributed by way of dividend in respect of the Pledged Stock; all other or additional stock or other securities or property (including cash but excluding cash dividends payable to the Pledgor as provided in Section 5) paid or distributed in respect of the Pledged Stock or the Pledged Surplus Debentures by way of stock-split, spinoff, split-up, reclassification, combination of shares, or similar rearrangement; all other or additional stock or other securities or property (including cash but excluding cash dividends payable to the Pledgor as provided in Section 5) that may be paid in respect of any of the foregoing by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation, or similar corporate

                                                                       EXHIBIT D

reorganization; and all proceeds of any of the foregoing, including, without limitation, all principal and interest payments made on the Pledged Surplus Debentures.

         "Collateral Agent" has the meaning provided in the first paragraph of this Agreement.

         "Costs and Expenses" has the meaning provided in Section 7.

         "Indemnitee" has the meaning provided in Section 9.

         "Laurel Life Stock" means all of the issued and outstanding Capital Stock of Laurel Life Insurance Company.

         "Loan Agreement" has the meaning provided in the first recital of this Agreement.

         "Loans" has the meaning provided in the first recital of this Agreement.

         "Pledged Stock" means the shares of Capital Stock listed on Annex A attached hereto.

         "Pledged Surplus Debentures" means the Surplus Debentures listed on Annex B attached hereto.

         "Pledgee" has the meaning provided in the first paragraph of this Agreement.

         "Pledgor" has the meaning provided in the first paragraph of this Agreement.

         "Secured Obligations" means any and all indebtedness, debts, obligations, and liabilities (including, without limitation, all amounts of principal and interest due under the Notes, and all interest thereon and all indemnities and fees due to the Banks and all Obligations defined in the Loan Agreement) of the Pledgor, whether now existing or hereafter incurred under, arising out of, or in connection with the Loan Agreement or any other Credit Document.

         "Stock" means, at any time, all the issued and outstanding Capital Stock of any issuing corporation listed on Annex A attached hereto.

         "Surplus Debentures" means, at any time, any surplus debentures issued by LL.

         1.02. Other Terms. All terms used in this Agreement but not defined herein shall be used as defined in the Loan Agreement.

                                                                       EXHIBIT D


         2.  PLEDGE OF SECURITY.

         2.01. Pledge. In order to secure the payment when due of the Secured Obligations and the due performance and compliance by the Pledgor with the terms of the Credit Documents, and for the benefit of the Pledgee, the Banks, and the holders of the Notes, the Pledgor: (a) hereby grants to the Pledgee a security interest in all of the Collateral; (b) hereby pledges and deposits as security with the Pledgee the Pledged Stock and Pledged Surplus Debentures and delivers to the Pledgee certificates therefor accompanied by stock powers duly executed in blank by the Pledgor and such other instruments of transfer as are acceptable to the Pledgee; and (c) hereby assigns, transfers, hypothecates, mortgages, charges, and sets over to the Pledgee all of the Pledgor's right, title, and interest in and to such Pledged Stock and Pledged Surplus Debentures (and in and to the certificates or instruments evidencing such Pledged Stock and Pledged Surplus Debentures), to be held by the Pledgee upon the terms and conditions set forth in this Agreement.

2.02. Subsequently Acquired Stock and Surplus Debentures. If the Pledgor shall acquire (by purchase, stock dividend, or otherwise) any additional Laurel Life Stock, Surplus Debentures or other Collateral at any time or from time to time after the date hereof, the Pledgor will forthwith pledge and deposit such additional Laurel Life Stock, Surplus Debenture or Collateral (as the case may be) as security with the Pledgee (and the same shall be and become Pledged Stock or Pledged Surplus Debentures, as the case may be) and deliver to the Pledgee certificates therefor accompanied by stock powers duly executed in blank by the Pledgor or such other instruments of transfer as are acceptable to the Pledgee, and will promptly thereafter deliver to the Pledgee a certificate executed by any of the President, any Vice President, or the Treasurer of the Pledgor describing such additional Laurel Life Stock, Surplus Debenture or Collateral (as the case may be) and certifying that the same has been duly pledged with the Pledgee hereunder.

2.03. Uncertificated Stock. Notwithstanding anything to the contrary contained in Sections 2.01 and 2.02, if any Stock or Surplus Debenture (whether now owned or hereafter acquired) is evidenced by an uncertificated security, the Pledgor shall promptly notify the Pledgee thereof and shall promptly take all actions required to perfect the security interest of the Pledgee under applicable law (including, in any event, under Sections 8-313 and 8-321 of the Illinois Uniform Commercial Code). The Pledgor further agrees to take such actions as the Pledgee deems necessary or desirable to effect the foregoing and to permit the Pledgee to exercise any of its rights and remedies hereunder, and agrees to provide an opinion of counsel satisfactory to the Pledgee with respect to any such pledge of uncertificated Stock or Surplus Debenture promptly upon request of the Pledgee.

       3 .       APPOINTMENT OF SUB-AGENTS; ENDORSEMENTS. The Pledgee shall have the right to appoint one or more sub-agents for the purpose of retaining physical possession of the Pledged Stock or the Pledged Surplus Debentures or both, which may be held (in the discretion of the Pledgee) in the name of the Pledgor, endorsed or assigned in blank or in favor of the Pledgee or any nominee or nominees of the Pledgee or a sub-agent appointed by the Pledgee.

       4 .       VOTING.  Unless and until an Event of Default shall have
occurred and be continuing, the Pledgor shall be entitled to vote any and all Pledged Stock and Pledged Surplus Debentures and to give consents, waivers, or ratifications in respect thereof, provided that no vote shall be cast or any consent, waiver, or ratification given or any action taken that would violate or be inconsistent with any of the terms

                                                                       EXHIBIT D


of this Agreement, any other Credit Document, or any other instrument or agreement referred to herein or therein, or that would have the effect of impairing the position or interests of the Pledgee, any Bank, or the holder of any Note. All such rights of the Pledgor to vote and to give consents, waivers, and ratifications shall cease in case an Event of Default shall occur and be continuing, and Section 6 shall become applicable.

       5 .       DIVIDENDS AND OTHER DISTRIBUTIONS.  Unless and until an Event of Default shall have occurred and be continuing, all cash dividends and payments payable in respect of the Pledged Stock or the Pledged Surplus Debentures shall be paid to the Pledgor, provided that all cash dividends and payments payable in respect of the Pledged Stock or the Pledged Surplus Debentures that are determined by the Pledgee, in its absolute discretion, to represent in whole or in part an extraordinary, liquidating, or other distribution in return of capital or principal shall be paid to the Pledgee and retained by it as part of the Collateral. The Pledgee shall also be entitled to receive directly and to retain:

     (a) all other or additional stock or securities or property (other than cash) paid or distributed by way of dividend in respect of the Pledged Stock;

     (b) all other or additional stock or other securities or property (including cash) paid or distributed in respect of the Pledged Stock or the Pledged Surplus Debentures by way of stock-split, spinoff, split-up, reclassification, combination of shares, or similar rearrangement; and

     (c) all other or additional stock or other securities or property that may be paid in respect of the Collateral by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation, or similar corporate reorganization.

       6 .       REMEDIES IN CASE OF EVENT OF DEFAULT.  In case an Event of
Default shall have occurred and be continuing, the Pledgee shall be entitled to exercise all of the rights, powers, and remedies (whether vested in it by this Agreement or any other Credit Document or by law) for the protection and enforcement of its rights in respect of the Collateral, and the Pledgee shall be entitled, without limitation, to exercise the following rights, which the Pledgor hereby agrees to be commercially reasonable:

     (a) to receive all amounts payable in respect of the Collateral otherwise payable under Section 5 to the Pledgor;

     (b) to transfer all or any part of the Pledged Stock or the Pledged Surplus Debentures or both into the Pledgee's name or the name of its nominee or nominees, subject to any necessary regulatory approval;

     (c) subject to any necessary regulatory approval, vote all or any part of the Pledged Stock and the Pledged Surplus Debentures (whether or not transferred into the name of the Pledgee) and give all consents, waivers, and ratifications in respect of the Collateral and otherwise act with respect thereto as though it were the outright owner thereof (the Pledgor hereby irrevocably constituting and appointing the Pledgee the proxy and attorney-in-fact of the Pledgor, with full power of substitution to do so); and

                                                                       EXHIBIT D



     (d) subject to any necessary regulatory approval, at any time or from time to time to sell, assign, and deliver, or grant options to purchase, all or any part of the Collateral, or any interest therein, at any public or private sale, without demand of performance, advertisement, or notice of intention to sell or of the time or place of sale or adjournment thereof or to redeem or otherwise (all of which are hereby waived by the Pledgor), for cash, on credit, or for other property, for immediate or future delivery without any assumption of credit risk, and for such price or prices and on such terms as the Pledgee in its absolute discretion may determine, provided that at least 10 days' notice of the time and place of any such sale shall be given to the Pledgor. The Pledgor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security for the Secured Obligations or otherwise. At any such sale, unless prohibited by applicable law, the Pledgee on behalf of the Banks and/or the holders of the Notes may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. None of the Pledgee, the Banks, or the holders of the Notes shall be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing nor shall any of them be under any obligation to take any action whatsoever with regard thereto.

       7 .       APPLICATION OF PROCEEDS.  (a) All moneys collected by the
Pledgee upon any sale or other disposition of the Collateral, together with all other moneys received by the Pledgee hereunder, shall be applied to the payment of all costs and expenses incurred by the Pledgee in connection with such sale, the delivery of the Collateral, or the collection of any such moneys (including, without limitation, attorneys' fees and expenses) ("Costs and Expenses"), and (b) the balance of such moneys shall be held by the Pledgee and applied by it to satisfy the remaining Secured Obligations in the following order of priority:

              (i)         all accrued and unpaid interest on the Loans;

             (ii)         the principal amount owing on the Loans;

            (iii)         all accrued and unpaid Fees; and

             (iv)         all other Secured Obligations then owing.

If the aggregate Commitment of the Banks is then terminated and no other Secured Obligation is outstanding, any surplus then remaining shall be paid to the Pledgor, subject, however, to the rights of the holder of any then existing Lien of which the Pledgee has actual notice (without investigation). It is hereby acknowledged that the Pledgor shall remain liable to the extent of any deficiency between (x) the amount of the proceeds of the Collateral and (y) the sum of the Costs and Expenses and the amounts referred to in clauses (b)(i),
(ii), (iii), and (iv) of this Section 7.

       8 .       PURCHASERS OF COLLATERAL.  Upon any sale of the Collateral by the Pledgee hereunder (whether by virtue of the power of sale herein granted, pursuant to judicial process, or otherwise), the receipt of the Pledgee or the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold, and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Pledgee or such officer or be answerable in any way for the misapplication or nonapplication thereof.

                                                                       EXHIBIT D


       9 .       INDEMNITY.  (a)  The Pledgor agrees to indemnify, reimburse, and hold the Pledgee, each Bank, the holder of any Note, and their respective officers, directors, employees, representatives, and agents (hereinafter in this Section 9 referred to individually as "Indemnitee" and collectively as "Indemnitees") harmless from any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses, or disbursements (including reasonable attorneys' fees and expenses) (for the purposes of this Section 9 the foregoing are collectively called "expenses") of whatsoever kind or nature that may be imposed on, asserted against, or incurred by any of the Indemnitees in any way relating to or arising out of this Agreement, any other Credit Document, or the documents executed in connection herewith and therewith or in any other way connected with the administration of the transactions contemplated hereby and thereby or the enforcement of any of the terms of or the preservation of any rights under any thereof, or in any way relating to or arising out of the ownership, purchase, delivery, control, acceptance, possession, operation, condition, sale, return, or other disposition or use of the Collateral, the violation by the Pledgor of the laws of any country, state, or other governmental body or unit, or any contract claim; provided that no Indemnitee shall be indemnified pursuant to this
Section 9 for expenses to the extent caused by the gross negligence or wilful misconduct of such Indemnitee. The Pledgor agrees that upon written notice by any Indemnitee of any assertion that could give rise to an expense, the Pledgor shall assume full responsibility for the defense thereof. Each Indemnitee agrees to use its best efforts to promptly notify the Pledgor of any such assertion of which such Indemnitee has knowledge.

     (b) Without limiting the application of Section 9(a), the Pledgor agrees to pay, or reimburse the Pledgee for (if the Pledgee shall have incurred fees, costs, or expenses because the Pledgor shall have failed to comply with its obligations under this Agreement or any other Credit Document), any and all fees, costs, and expenses of whatever kind or nature incurred in connection with the creation, preservation, or protection of the Pledgee's Liens on, and security interest in, the Collateral, including without limitation, all fees and taxes in connection with the recording or filing of instruments and documents in public offices, payment or discharge of any taxes or Liens upon or in respect of the Collateral, premiums for insurance with respect to the Collateral, and all other fees, costs, and expenses in connection with protecting, maintaining, or preserving the Collateral and the Pledgee's interest therein, whether through judicial proceedings or otherwise, or in defending or prosecuting any actions, suits, or proceedings, arising out of or relating to the Collateral.

     (c) Without limiting the application of Section 9(a) or (b), the Pledgor agrees to pay, indemnify, and hold each Indemnitee harmless from and against any expenses that such Indemnitee may suffer, expend, or incur in consequence of or growing out of any misrepresentation or breach of covenants by the Pledgor in this Agreement or any of the other Credit Documents or in any statement or writing contemplated by or made or delivered pursuant to or in connection with this Agreement or any of the other Credit Documents.

     (d) If and to the extent that the obligations of the Pledgor under this Section 9 are unenforceable for any reason, the Pledgor hereby agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law.

     (e) Any amounts paid by any Indemnitee as to which such Indemnitee has the right to reimbursement shall constitute Secured Obligations hereunder. The indemnity obligations of the Pledgor

                                                                       EXHIBIT D


contained in this Section 9 shall continue in full force and effect notwithstanding the full payment of the Notes and all of the other Secured Obligations and notwithstanding the discharge thereof.

       10. FURTHER ASSURANCES. The Pledgor agrees that it will join with the Pledgee in executing and, at its own expense, file and refile under the UCC such financing statements, continuation statements, and other documents in such offices as the Pledgee may deem necessary or desirable and wherever required or permitted by law in order to perfect and preserve the Pledgee's security interest in the Collateral and hereby authorizes the Pledgee to file financing statements and amendments thereto relative to all or any part of the Collateral without the signature of the Pledgor where permitted by law, and agrees to do such further acts and things and to execute and deliver to the Pledgee such additional conveyances, assignments, agreements, and instruments as the Pledgee may reasonably require or deem advisable to carry into effect the purposes of this Agreement or to further assure and confirm unto the Pledgee its rights, powers, and remedies hereunder.

       11. THE PLEDGEE AS AGENT. The Pledgee will hold in accordance with this Agreement and Section 10 of the Loan Agreement all items of the Collateral at any time received under this Agreement. It is expressly understood and agreed that the obligations of the Pledgee as holder of the Collateral and interests therein and with respect to the disposition thereof, and otherwise under this Agreement, are only those expressly set forth in this Agreement and in Section 10 of the Loan Agreement.

       12. TRANSFER BY THE PLEDGOR. The Pledgor will not sell or otherwise dispose of, grant any option with respect to, or create, incur, assume, or suffer to exist any Lien on any portion of the Collateral (except the Lien created by this Agreement).

       13.       REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE PLEDGOR.
The Pledgor represents and warrants that: (a) it is the legal, record and beneficial owner of, and has good and marketable title to, the Pledged Stock and Pledged Surplus Debentures, subject to no Lien (including, without limitation, restrictions on transfer, rights of first refusal, pledges, options, repurchase agreements or warrants imposed by any certificate of incorporation, by-law, contract or other agreement or document) (except the Lien created by this Agreement); (b) it has full power, authority, and legal right to pledge all such Pledged Stock and Pledged Surplus Debentures pursuant to this Agreement; (c) this Agreement has been duly authorized, executed, and delivered by the Pledgor and constitutes a legal, valid, and binding obligation of the Pledgor enforceable in accordance with its terms; (d) the execution, delivery, and performance of this Agreement will not violate any provision of any applicable law or regulation or of any order, judgment, writ, award, or decree of any court, arbitrator, or governmental authority, domestic or foreign, or of the Certificate of Incorporation or By-Laws of the Pledgor or of any securities issued by the Pledgor or any of its Subsidiaries, or of any mortgage, indenture, lease, contract, or other agreement, instrument, or undertaking to which the Pledgor or any of its Subsidiaries is a party or which purports to be binding upon the Pledgor or any of its Subsidiaries or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of the Pledgor or any of its Subsidiaries except as contemplated by this Agreement; (e) all the shares of such Pledged Stock have been duly and validly issued and are fully paid, nonassessable and free and clear of all liens, changes, claims and encumbrances and all of the Pledged Surplus Debentures have been duly and validly issued; (f) this Agreement creates, as security for the Secured Obligations, a valid and enforceable (and upon delivery of the Collateral to the Collateral Agreement, a perfected) Lien on all of the Collateral, in favor of the

                                                                       EXHIBIT D


Pledgee for the benefit of the Pledgee, the Banks, and the holders of the Notes, subject to no Lien in favor of any other Person; (g) no consent, filing, recording, or registration is required to perfect the Lien purported to be created by this Agreement; and (h) each of the representations and warranties contained in Section 6 of the Loan Agreement is true and correct; and (i) the Pledged Stock includes all of the outstanding Capital Stock of LL and 516,583 shares of the outstanding stock of Wickes Lumber Company and the Pledged Surplus Debenture includes all of the Surplus Debentures of LL. The Pledgor covenants and agrees that it will defend the Pledgee's right, title, and Lien in and to the Collateral against the claims and demands of all Persons; and the Pledgor covenants and agrees that it will have like title to and right to pledge any other property at any time hereafter pledged to the Pledgee as Collateral hereunder.

       14. PLEDGOR'S OBLIGATIONS ABSOLUTE. The obligations of the Pledgor under this Agreement shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated, or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (a) any renewal, extension, amendment, or modification of, or addition or supplement to or deletion from, any of the Credit Documents or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof; (b) any waiver, consent, extension, indulgence, or other action or inaction under or in respect of any such instrument or agreement or this Agreement or any exercise or non-exercise of any right, remedy, power, or privilege under or in respect of this Agreement or any other Credit Document; (c) any furnishing of any additional security to the Pledgee or any acceptance thereof or any sale, exchange, release, surrender, or realization of or upon any security by the Pledgee; (d) any invalidity, irregularity, or unenforceability of all or part of the Secured Obligations or of any security therefor; or (e) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, conservation, rehabilitation, liquidation, or other like proceeding relating to the Pledgor or any Subsidiary of the Pledgor, or any action taken with respect to this Agreement by any trustee or receiver or by any court in any such proceeding, whether or not the Pledgor shall have notice or knowledge of any of the foregoing.

       15. REGISTRATION. (a) If an Event of Default shall have occurred and be continuing and the Pledgor shall have received from the Pledgee a written request or requests that the Pledgor cause any registration, qualification, or compliance under any federal or state securities law or laws to be effected with respect to all or any part of the Pledged Stock or Pledged Surplus Debentures, the Pledgor as soon as practicable and at its expense will use its reasonable best efforts to cause such registration to be effected (and be kept effective) and will use its reasonable best efforts to cause such qualification and compliance to be effected (and be kept effective) as may be so requested and as would permit or facilitate the sale and distribution of such Pledged Stock or Pledged Surplus Debentures, including, without limitation, registration under the Securities Act of 1933, as then in effect (or any similar statute then in effect), appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with any other government requirements, provided that the Pledgee shall furnish to the Pledgor such information regarding the Pledgee as the Pledgor may request in writing and as shall be required in connection with any such registration, qualification, or compliance. The Pledgor will cause the Pledgee to be kept reasonably advised in writing as to the progress of each such registration, qualification, or compliance and, as to the completion thereof, will furnish to the Pledgee such number of prospectuses, offering circulars, or other documents incident thereto as the Pledgee from time to time may reasonably request, and will indemnify the Pledgee and all others participating in the distribution of such Pledged Stock or Pledged Surplus Debentures against all losses, liabilities, claims, or damages caused by any

                                                                       EXHIBIT D


untrue statement (or alleged untrue statement) of a material fact contained therein (or in any related registration statement, notification, or the like) or by any omission (or alleged omission) to state therein (or in any related registration statement, notification, or the like) a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been caused by an untrue statement or omission based upon information furnished in writing to the Pledgor by the Pledgee expressly for use therein.

     (b) If at any time when the Pledgee shall determine to exercise its right to sell all or any part of the Pledged Stock or Pledged Surplus Debentures pursuant to Section 6, such Pledged Stock or Pledged Surplus Debentures or the part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Securities Act of 1933, as then in effect, the Pledgee may, in its sole and absolute discretion, sell such Pledged Stock or Pledged Surplus Debentures or part thereof by private sale in such manner and under such circumstances as the Pledgee may deem necessary or advisable in order that such sale may legally be effected without such registration, provided that at least 10 days' notice of the time and place of any such sale shall be given to the Pledgor. Without limiting the generality of the foregoing, in any such event the Pledgee, in its sole and absolute discretion
(i) may proceed to make such private sale notwithstanding that a registration statement for the purpose of registering such Pledged Stock or Pledged Surplus Debentures or part thereof shall have been filed under such Securities Act,
(ii) may approach and negotiate with a single possible purchaser to effect such sale, and (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment, and not with a view to the distribution or sale of such Pledged Stock or Pledged Surplus Debentures or part thereof. In the event of any such sale, the Pledgee shall incur no responsibility or liability for selling all or any part of the Pledged Stock or Pledged Surplus Debentures at a price that the Pledgee, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might be realized if the sale were deferred until after registration as aforesaid.

     16.       TERMINATION; RELEASE.

     (a) After the termination of the Total Commitment, and when all Secured Obligations have been paid in full, this Agreement shall terminate, and the Pledgee, at the request and expense of the Pledgor, will execute and deliver to the Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement, and will duly assign, transfer, and deliver to the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may be in the possession of the Pledgee and has not theretofore been sold or otherwise applied or released pursuant to this Agreement, together with any moneys at the time held by the Pledgee hereunder.

     (b) The Pledgor may from time to time request that (i) it be allowed to sell shares of Common Stock of Wickes Lumber Company which are Collateral hereunder, and (ii) the Pledgee release such shares in order to effect such sale; provided that the Pledgor may not, without the consent of the Majority Banks, make more than an aggregate of 4 requests in any calendar year during the term of the Loans (and no more than an aggregate of 10 requests during the term of the Loans); and provided further that any such request must be at least 5 Business Days prior to the date on which the Pledgor proposes to sell such shares. Upon receipt of such a request from the Pledgor, the Pledgee shall (at the Pledgor's expense and without recourse and without any representation or warranty) release its security interest in and shall assign, transfer and deliver to the Pledgor the number of shares of such common stock that the Pledgor has requested pursuant

                                                                       EXHIBIT D


to the foregoing sentence, in each case upon receipt by the Pledgee of a prepayment under section 4.02 of the Loan Agreement of an amount equal to (x) if no Default or Event of Default exists, the product of (i) $15.00 (adjusted to reflect stock splits, reverse stock splits, stock dividends, recapitalizations or similar transactions), and (ii) the number of shares delivered by the Pledgor to the Pledgee, and (y) if a Default or Event of Default exists, the full amount of the net cash proceeds received by the Pledgor from such sale.

       17. NOTICES. All notices and other communications hereunder shall be made at the addresses, in the manner, and with the effect provided in
Section 11.03 of the Loan Agreement.

       18. MISCELLANEOUS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that the Pledgor may not assign or transfer any of its rights or obligations hereunder without the prior written consent of the Pledgee. This Agreement may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge, or termination is sought. This Agreement shall be construed in accordance with and governed by the law of the State of Illinois. The headings of the several sections and subsections in this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. The provisions of Section 1.02(a) of the Loan Agreement shall apply to this Agreement as if the reference therein to "Agreement" were to this Agreement.

                                                                       EXHIBIT D


IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Agreement to be executed by their duly elected officers duly authorized as of the date first above written.

                                           AMERICAN FINANCIAL ACQUISITION
                                           CORPORATION, Pledgor

                                           By:_________________________________
                                                 Title:________________________

                                           FIRST INTERSTATE BANK OF CALIFORNIA,
                                           as Pledgee

                                           By:_________________________________
                                                 Title:________________________

                                           By:_________________________________
                                                 Title:________________________

                                                                       EXHIBIT D


                                   ANNEX A TO
                         PLEDGE AND SECURITY AGREEMENT


                             LIST OF PLEDGED STOCK

                                    TYPE OF        NUMBER OF          PERCENTAGE OF OUTSTANDING
NAME OF ISSUING CORPORATION         SHARES         SHARES             SHARES OF CAPITAL STOCK
---------------------------         ------         ---------          -------------------------
LAUREL LIFE INSURANCE               COMMON         700,000                         100%
   COMPANY

WICKES LUMBER COMPANY               COMMON         526,603                         8.7%

                                                                       EXHIBIT D


                                   ANNEX B TO
                         PLEDGE AND SECURITY AGREEMENT


                       LIST OF PLEDGED SURPLUS DEBENTURES


                                    OUTSTANDING                      PERCENTAGE OF OUTSTANDING
NAME OF ISSUING CORPORATION         AMOUNT             DUE DATE      SURPLUS DEBENTURES
---------------------------         -----------        --------      -------------------------
LAUREL LIFE INSURANCE               $21,428,297        3/31/96                     100%
   COMPANY